

American Medical Systems


03055175

2002 Annual Report

Shareholders

Financial Summary

	2000	2001	2002
Net Sales	100,317	117,938	141,648
Operating expenses			
Cost of goods sold	21,891	23,140	27,518
Marketing and selling	39,277	44,931	50,152
Research and development	12,225	11,899	11,858
Other general and administrative	13,128	13,156	13,186
Amortization of intangibles	4,533	3,816	3,775
Total operating expenses	91,054	96,942	106,489
Operating income	9,263	20,996	35,159
Net income	3,879	12,088	23,080
Net income per diluted share	$0.30	$0.38	$0.68
Weighted average diluted shares	12,809	32,068	34,176
Financial condition			
Cash and investments	12,165	56,551	79,429
Working capital	22,063	50,908	97,286
Total assets	181,262	235,151	251,645
Long-term debt	38,980	25,884	18,860
Shareholders' equity	109,523	174,087	204,262

Note: The above operating summaries are presented as if FAS 142 had been effective in 2000 and 2001, and do not include the benefit of the 2002 reduction in the allowance for warranty expense. Had these pro forma adjustments not been made, operating income for the three years would have been $5.4 million, $15.5 million, and $38.1 million; and net income would be $0.1 million, $6.5 million, and $24.9 million. For a more complete explanation of these adjustments see our Annual Report on Form 10K for the year 2002.


150
138
126
114
102
90
2000
2001
2002
40
32
24
16
8
0
2000
2001
2002
25
20
15
10
5
0
2000
2001
2002



"During the past 30 years, we have worked hard to forge and maintain excellent relationships with key physicians who have come to rely on our long-standing reputation for product quality and technical innovation. Together with these physicians, we are committed to improving the lives of patients suffering from diseases that affect their quality of life and personal relationships. We look forward to expanding our therapeutic solutions in these underserved medical markets during the next 30 years."

– Douglas W. Kohrs

On the Cover

Our cover includes several employees, representing all 576 employees of the AMS team. From left to right: Sara Sanken, Senior Human Resources Generalist; Jim Gohman, Engineering Aide; Eric Barnum, Development Engineer; Ignasi Vivas, Product Manager; Kevin Arnal, Sr. Development Engineer; John Westrum Jr., Director of Research & Development Engineering; Kellie Gallagher, Clinical Documentation Coordinator; Patient; Althea McGee, Operations Specialist III; Ross Longhini, Executive Vice President & Chief Technology Officer.

To Our Shareholders

In 2002 we celebrated our 30th year of providing solutions for life with a phenomenal 20 percent sales gain to $141.6 million, from $117.9 million in 2001. Our major product lines all had double-digit growth: male urinary control grew 14.7 percent, erectile restoration grew 17.4 percent, and women's health grew 48.5 percent. Our international business, which in 2001 posted its first increase in five years, grew 20 percent. It was a good way to end our first 30 years, and a good way to start our next 30 years.

We are again pleased we were able to build our revenue and patient base while controlling our expenses. Selling and marketing expenses were 35.4 percent of sales, down from 38.1 percent of sales in 2001, and general and administrative expenses were 9.3 percent of sales, down from 11.0 percent of sales in 2001. As a result of these controls, operating income increased 66 percent, from 21.1 percent of sales (before amortization charges) in 2001 to 27.5 percent of sales (before amortization charges and warranty benefit) in 2002. We have proven how profitable this business can be, generating $29 million in cash from operations during the year.

During the first 30 years, we manufactured and sold products to treat nearly 600,000 men and women, 70,000 of them in 2002. We are proud to know that our products have given these people new freedom and control, new hope, and new intimacy. In this report, some of these patients tell their own stories about what our products and their physicians have done for them, and their physicians talk about the changes they've seen in their patients' lives. These are remarkable stories. We are proud of these men and women for their candor and their courage, and we are proud of our contribution to their new lives.

Growing with Our Markets

Many analysts expect the natural demand for our erectile restoration and urinary control solutions will grow with the aging of the world population and the higher quality-of-life expectations in this aging population. Our growth at AMS, however, will be far beyond that predicted by simple demographic shifts. Our growth will be driven by new products and procedures — better solutions for life — and increased awareness of these better solutions among physicians and patients.

In 2002, over 60 percent of our patients were women, up from less than 3 percent in 1999. This shift is important for our future,

[1972]

First artificial urinary sphincter

because the onset of the diseases we treat in women occurs at a younger age than with men, and women are more likely to seek treatment and tell their friends about successful treatments than men are. Most of our women's health sales were for stress urinary incontinence, a disorder our physicians have treated with our *In-Fast* sling system since 2000 and with the *SPARC* suburethral sling system since we introduced it during 2001. Both products have found a home with gynecologists as well as our core base of urologists. These gynecologists use our products to cure women who might never go to a urologist, and they have challenged us to help them do more for their patients. Responding to that challenge, we are helping by developing systems to repair bladder and other pelvic organ prolapse and by offering graft materials such as *InteDerm* allograft dermal matrix and *InteXén* porcine dermal matrix to make these repairs more durable. Our relationships with gynecologists and our growing understanding of the women they treat led us to acquire CryoGen Inc. and its *Her Option* cryoablation therapy at the end of 2002. The *Her Option* system eliminates excessive uterine bleeding, a crippling disease that is a leading cause of 150,000 hysterectomies in the United States each year. It also has the potential to become the standard of care for uterine fibroids, a painful condition accounting for another 200,000 hysterectomies each year. As we take these new products to the market, we expect to realize selling and marketing synergies that will continue the astounding success we had with our women's health products in 2002.

As fast as women's health products grew in 2002, products for men were still 79 percent of our 2002 revenues and 59 percent of the year-over-year growth. Much of this growth came from the amazingly swift transition to our *InhibiZone* treated products, a shift supported by an overwhelming body of data showing dramatic reductions in the already very low infection rate in penile implant surgery. We expect continued growth with *InhibiZone's* recent approval for the European community. In addition, as new Viagra-like drugs enter the market, more patients will enter or reenter the search for a cure, bringing them closer to the decision to get the implant. We expect continuing growth in our urinary control products as more physicians are trained in using the *InVance* male sling and the new transverse scrotal approach for implanting our *Artificial Urinary Sphincter.* These less invasive and physician championed procedures will restore continence to more men with less surgical time, less recovery time, and lower healthcare system costs than ever before.

[1973]

First inflatable penile prosthesis

Building Patient Awareness and Supporting Physicians

Our greatest opportunity for growth is in building awareness of our treatment options. There are over 150 million men and women with incontinence, erectile dysfunction, and other diseases severe enough to benefit from our life-changing products. Most do not seek treatment because they do not know cures are available.

In 2002 we worked with our physician customers preparing in-office seminars for patients, presentations with patient-support groups like USToo! (prostate cancer survivors) and the American Association of Diabetes Educators, and physician-backed groups such as the Institute for Urological Excellence and the Erectile Dysfunction Institute. All of these efforts will help those in need better understand their options and find physicians who can help them.

Our commitment to increase patient awareness and the help we provide physicians has built very strong relationships with our physician customers, which we will reinforce with new products and services in the years ahead. We appreciate and thrive on their suggestions to improve our products and our business operations. We will continue to listen and learn. We will use what we learn to fortify our leadership position in serving them.

Introducing New Products

Our investments in research and development are returning exciting results. In 2002 we introduced several new products or product enhancements to our physicians and their patients, some of which I discussed earlier. Later in this report, we tell the story of one of our most exciting new products, the *Monarc* subfascial hammock for the treatment of female stress urinary incontinence. It is a good example of how we work with physicians to bring products to market, and what makes us successful. The concept of a subfascial hammock came to us from a physician who was looking for a better way to treat his patients. We listened to him. We devoted the resources to understand the anatomy and physiology and learn why this approach would work. And we devoted the development resources to lead this market by making sure physicians have the tools they need for the procedure they want to do.

Entering 2003, we are realigning our engineering and marketing resources to reinforce the importance of working together at every stage of the product development process. With this realignment,

[1984]

First integrated inflatable penile prosthesis

First medical marketing program for urologists

we will increase our investment in research and development. We have many opportunities; our future depends on keeping pace with discoveries in science and clinical practice, and staying ahead of the market in incorporating these discoveries into new products and procedures. We continue to be open to acquiring technology platforms, fully developed products, and whole businesses if we see they can add value to our patients, physicians and shareholders.

Looking Forward

We have been through several stages of growth these past 30 years, and have evolved into a listening and learning organization that is a leader in developing, advocating, and advancing therapeutic solutions for patients and physicians. We have matured, and are accepting our responsibilities to work with the medical community and government agencies around the world to improve the efficiency and effectiveness of health care delivery systems. We realize that governments' involvement in health care delivery can help or hinder the ability of our patients to get the cures they need, and we actively support the efforts of physicians and other patient advocates to get the best care to the most patients.

We appreciate the phenomenal efforts our employees made on behalf of the company and our customers during this past year, and we have confidence in their ability to meet our targets for 2003 and beyond. We've included a few of our employees on our cover this year, representing their more than 500 fellow workers who stand behind our products, who stand behind our patients, and who are providing solutions for life.

These are exciting times for American Medical Systems. In the next 30 years we will build on our momentum by bringing out more products for the patients and physicians we serve. We will make these products simpler, safer, and easier to use, encouraging more patients to seek treatment. Combined with our programs to build patient and physician awareness, understanding, and preference, these products should bring significant benefits to patients and enhanced value to shareholders.

Sincerely,



Douglas W. Kohrs
President and Chief Executive Officer

[1985]

Establishment of AMS Health Care Affairs Department to assist urologists with reimbursement for prosthetic urology

Acquisition of American Medical Systems by Pfizer





Feeling Immediate Relief

"Not having to cross my legs when I sneeze is a simple pleasure," said Vanessa Martin, 49, "and I'm especially thrilled to be able to ride my motorcycle with my husband without having to search for restrooms." Vanessa and her husband recently completed a 3,500-mile road trip from Washington to Colorado and back – something she could not have done three years ago.

For a long time, Vanessa thought she just had weak kidneys. The frequent and often urgent trips to the bathroom – the leakage when she walked, bent over, sneezed, or coughed – began as merely troublesome, but became worse after a hysterectomy and a bladder prolapse. "The lowest point came when I had to wear pads 24/7," she said. "I didn't want to leave the house. Our sex life suffered because I feared having an accident. I felt so old. Incontinence controlled me, and it was ruining my life."

Vanessa endured the misery for ten years before she found physician Dr. Kathleen Kobashi, who offered help in the form of an *In-Fast* transvaginal bladder neck support system. Three years ago, she had the surgery, and "life has been great ever since," she said. "I felt immediate relief, and from that moment on I stopped worrying about incontinence."

"Vanessa was very enthusiastic about being able to get back to her normal activities, especially riding her motorcycle, without worrying about leakage. Transvaginal slings, such as the *In-Fast*, allow patients to enjoy a much easier recovery."

Kathleen Kobashi, MD. Co-director,
Continence Center at Virginia Mason Medical Center

Approximately 17 million women have symptoms of incontinence, many of whom could be cured by AMS products, including *In-Fast* (1999), *SPARC* (2001) and *Monarc* (2003). In 2002, we enhanced the value of the *In-Fast* system by adding *InteDerm* and *InteXén*, part of the *InteGraft* family, to our product line, giving physicians a choice of human or porcine dermis for bladder neck support. These products may also be used for cystocele and other pelvic floor repairs, which can now be done at the same time as the incontinence procedure. Also in 2002, we introduced the *In-Fast Ultra* sling system, which requires a smaller incision and allows for a more precise placement of the support materials.

Today, if she's not on a cross-country motorcycle trip with her husband, Vanessa is likely to be swimming, kayaking, bowling, or running after her seven-year-old granddaughter. "I feel young again," she said. "Dr. Kobashi was a Godsend."

[1987]

First controlled-expansion cylinder
penile prosthesis (*AMS 700CX* penile prosthesis)



"Bill's so happy with his results. He experienced a real change after the implant and is enjoying life again, as he ought to be at his age. Bill was one of my early patients, and I found the procedure very easy. There was not a huge learning curve."

David Chamberlin, MD.
urologist and clinical professor of urology,
University of California Irvine Medical Center

Seven million men are incontinent, a frequent consequence of prostate cancer surgery. The AMS *Artificial Urinary Sphincter*, improved many times since its introduction in 1972, remains the gold standard for treating severe incontinence. Over 30,000 kits have been sold in the last five years. The *InVance* sling system, an extension of the *In-Fast* technology, was introduced in 2000. It is an innovative and less invasive procedure which uses titanium screws with a unique inserter to provide urethral support and urinary control to many men with only mild to moderate incontinence.

Dancing Up a Storm

William Boyd, 74, likes to dance. And dance he does! From the Argentine tango to the West Coast swing, Bill and his wife had been kicking up their heels at least twice a week for ten years until his 1999 surgery for prostate cancer.

Although the surgery was successful and the cancer removed, he experienced the common side effect of urinary incontinence. "I used pads to control the leaking," he said, "but it was depressing, and I quit doing many of the things I loved, including traveling to dance events and playing golf twice a week." In addition, he always felt dirty and tried to eliminate the odor and regain the feeling of cleanliness by taking several baths during the course of a day.

When the option of a permanent solution to his incontinence problem was suggested by a neighbor, who happened to be an American Medical Systems sales representative, Bill was hesitant, but he listened. As a former school teacher and a father of three children, he knew the importance of being open to new ideas.

[1990]

First permanent urethral stent
(*UroLume* endoprosthesis) in international market

He even attended a presentation by a physician who explained a new procedure using the *InVance* male sling system. "There really were no other options for me," Bill said, "and this sounded like a pretty good solution. I decided to take the chance and give it a try."

In September of 2001, Bill had the *InVance* sling implanted at the University of California Irvine Medical Center. The procedure was uncomplicated and required only an overnight stay in the hospital.

"I am really glad I made the decision to have the sling system implanted," Bill said. "It's wonderful. I'm back to dancing twice a week, playing golf, and swimming without the worry of pads or leaking. Not even the Argentine tango can stop me now."



[1991]

First penile prosthesis to expand in both length and girth (*AMS 700 Ultrex* penile prosthesis)


80

No Looking Back

"Spontaneity is an important ingredient in a sexual relationship," said Tom Sellars, 37, who regained his erectile function thanks to an *AMS 700* penile prosthesis. "Now, we can make love wherever and whenever she and I like." Tom has been so delighted with his implant that he has begun counseling other men and helping them talk through their individual issues and questions.

Tom's impotence began in 1986 after a car accident and spinal cord injury left him in a wheelchair. Nevertheless, he led an active life, winning a 1992 Paralympic gold medal for the 400-meter wheelchair race and setting world records in 15K and 25K races. But he was understandably frustrated with his impotence. "Feelings of sexual inadequacy often drift into other areas of a person's life," he said, "and it was no different for me. I avoided situations that I feared might lead to intimacy. I was depressed and scared. No one talked about this condition. I felt very alone." He and his physician tried various methods of treating the impotence, including vacuum devices, injections, medications, and even other implants. None were suitable for Tom, so in December of 2001, he chose to have the AMS penile prosthesis implanted.

1992

Inflatable penile prosthesis for limited dexterity patients
(AMS Ambicor penile prosthesis)



"Losing erectile function can be a huge loss to anyone, but it was especially difficult for a young, driven athlete like Tom. The AMS penile prosthesis did marvels for his self-esteem. It allowed him to resume as normal a physical, intimate lifestyle as possible."

Martin Dineen, MD. urologic surgeon, Atlantic Urological Associates

"In hindsight, I'm glad I tried other methods first," Tom said, "because they made me realize how good the AMS implant works. Now I won't ever look back and wonder." He especially appreciates the *InhibiZone* antibiotic surface treatment on the AMS device, added to reduce infection rates. "This played a big role in my decision to use the product," he said, "because I had developed an infection with a previous implant."

"The AMS implant has been life-changing for me," Tom said. "It makes everything more spontaneous. It makes me feel 18 years old again. I don't even think about the implant. I can't feel it, and it is easy to inflate and deflate. But the best part is that I can satisfy my partner, and that's an important part of a relationship. If you love someone, you want to make her happy."

Over 300,000 of these systems have been implanted to replace the vasculature and restore the ability to achieve an erection without drugs or other external apparatus. The *AMS* 700 is the company's flagship product, and uses a miniaturized pump and kink-resistant tubing to transfer fluids and activate the vascular replacements in the penis, reproducing the full functionality of the natural process. A prosthesis such as the *AMS* 700 is the definitive treatment for the millions of men with erectile dysfunction who do not respond to oral drugs and who want the spontaneity and freedom of natural erections in their relationship; a spontaneity and freedom which cannot be achieved with vacuum devices or injectable drugs. In 2001, AMS began offering its *AMS* 700 with *InhibiZone* antibiotic surface treatment to reduce the already low risk of surgical infections.

[1996]

First urethral stent for stricture in the United States
(*UroLume* endoprosthesis)



"Unless it has happened to you, it is hard to appreciate the negative mental and physical impact of unpredictable, inconsistent, excessive and prolonged menstrual cycles. The uplifting freedom that occurs after eliminating this problem is almost spiritual in nature."

Donald Whiteside, MD, gynecologist,
Center for Endometrial Ablation

Excessive menstrual bleeding, or menorrhagia, affects roughly 16 million women in the United States and accounts for more than one quarter of all hysterectomies in the U.S. *Her Option* offers women a much less invasive and less costly solution. The technology uses a micro-processor controlled probe to eliminate excessive menstrual bleeding by freezing the lining of the uterus and reducing its ability to regrow. *Her Option* therapy allows the woman to keep her uterus and normal hormonal levels, can be performed in the gynecologists office with only local anesthesia, and avoids the costs of a hospital stay and the recovery time associated with a hysterectomy.

Feeling Free Again

For Sandy Coyer, 49, dinner with her husband in a restaurant is a quiet joy she cherishes and an activity she can pursue without worry, thanks to a cryoablation procedure with *Her Option* that ended years of heavy menstrual bleeding.

"I redefined the meaning of heavy periods," said Coyer, real estate broker from Charlotte, North Carolina. She found that for several days every month, she had to curtail her activities. No dinners out with her husband, no shopping at the mall, no walking her miniature dachshund, Max, and most troubling, no showing houses to potential buyers. Two hours was the maximum time she could spend out in public without an accident. "I was always embarrassed, tired, and nervous," she said. "I felt compromised. I had to be in front of people constantly, yet I was always worried about finding a bathroom. My life was severely limited, and my confidence was diminished. I needed sanitary items in my purse, my briefcase, and my car. I kept a change of clothes at work and began wearing dark clothing to hide stains."

[1997]

First permanent stent for BPH in the United States
(*UroLume* endoprosthesis)

Launched resection electrode for BPH surgery
(Coaguloop)

For Sandy, the problem began two years ago when she noticed her menstrual periods growing heavier. Her physician gave her three options: hormone therapy, a hysterectomy, or cryoablation using the *Her Option* system. "I ruled out hormone therapy because of my mother's breast cancer and my own diabetes. I didn't want to complicate matters," Sandy said. "I ruled out a hysterectomy because I didn't want to be out of commission for six to eight weeks. Cryoablation sounded perfect."

"The procedure itself was a non-event," said Sandy, who had the office procedure in December 2002. "Recovery was simple. I went home 45 minutes after the treatment and was back at work the next morning." Since then, she has had no bleeding at all. "Now I don't have to worry," she said. "I feel free. I feel like I've been given my life back."



1998

AMS sold by Pfizer to a group of investors led by Warburg, Pincus Equity Partners, L.P.


Not actual patient

From Nightmare to Triumph

Kim Piatt, 38, treasures returning to a full and active life after living for nine years with a colostomy and its unwanted noises and odors. Now, thanks to the *Acticon* Neosphincter, "I can do anything," she said. "I'm completely active, including having a summer social life, which wasn't possible with a colostomy."

For Kim and her husband Jon, the nightmare began during the birth of their son, now 12, and an episiotomy that severed Kim's anal sphincter. She immediately experienced total fecal incontinence, followed by weeks of infection, intermittent hospitalizations, and three unsuccessful repair surgeries. Kim tried to return to work while incontinent and wearing diapers, but soon found the work environment difficult. "Complete incontinence of the bowel and a job just don't mix very well," she said. "There were rude comments because of the odors surrounding me. I was finally forced to quit."

Then her doctor suggested a colostomy. "Thankfully, he suggested the type of colostomy that left a portion of the rectum and lower colon," said Jon. "He knew, even then, that medical researchers were working on a sphincter that might help Kim." Even after the colostomy, Kim's activities and personal life were affected.

1999

First permanent stent for treatment of detrusor external sphincter dyssynergia (DESD) in the United States (*UroLume* endoprosthesis)

Acquisition of Influence Inc. and *In-Fast* female sling systems

"Having my colostomy bag break at a formal military dinner was horrible," she said. "I felt very lonely and abnormal. No one understood. I was also frustrated, because I wanted to do things with my children, such as taking them to the pool or on field trips."

Kim's ongoing medical problems ultimately led to triumph. "While I was in the hospital for emergency gallbladder surgery, my surgeon recommended a colleague who was involved with the *Acticon* sphincter testing," said Kim, who subsequently had the device implanted in November 2000. "I loved the device from the beginning," she said. "It's a miracle product. Now I can do anything. I can swim, go to the amusement park with my children, or be in quiet places without worrying about 'what if?' situations. I can enjoy a more normal and active life with my husband and my family. I have truly been blessed with the implant of this device."



"For some patients, their whole lives are dominated by incontinence and fear of accidents. After the surgery, I saw Kim regain her life the way she wanted it, instead of settling for a lesser quality of life. It was wonderful to see her light up whenshe talked about taking her kids to the pool.

Sharon Gregorcyk, MD. colorectal surgeon,
University of Texas Southwestern

The *Acticon* prosthesis grew out of the significant technological background AMS had with the *Artificial Urinary Sphincter*. Twenty-five plus years of advancements in materials, surface treatment, miniaturized valves using stainless steel and aluminum oxide components, physiologically-responsive pressure regulation and flow resistors were combined with critical physiological performance criteria. Our working relationship with surgeons allowed us to understand and develop the performance features that were critical to dramatically improving patients' quality of life. *Acticon* was launched in the US market in December 2001.

[2000]

Initial public offering raised $62.9 million for the company

Launch of the first sling for treatment of urinary incontinence in men (*InVance* male sling system)

Solutions



Monarc Product Development

In 2001, the company introduced the *SPARC* sling procedure as a safe and effective way to treat stress urinary incontinence in women. This was a major breakthrough in surgical technique, being the first complete system to cure incontinence by using the suprapubic approach to place a self-fixating, midurethral sling. The advantages of the procedure were quickly recognized and the adoption of this procedure helped fuel our 48 percent growth in revenues from women's health products during 2002.

During the time we were developing, several European surgeons were having some success curing incontinence in women by placing a supporting mesh underneath the endopelvic fascia. Because of the leadership we showed in developing and launching *SPARC*, a French physician asked us to work with him in designing the tools that would improve the safety and efficacy of their approach.

We were intrigued by this opportunity and, accepting the challenges, set to work. Our product development engineers traveled to Europe to work with physicians and develop design specifications for a complete kit that would let them place the

2001

Vaginal organ prolapse repair (*Straight-In* sacral colpopexy system)

Parylene micro coating for increased durability and reliability for the *AMS 700* series of penile prostheses

First FDA-approved antibiotic surface treatment for permanent implant (*InhibiZone*) mesh as a hammock to support the urethra and eliminate or reduce stress urinary incontinence.

This development team tested multiple versions of the handle and needle to determine the optimal configuration for physician control and patient safety. This rigorous testing resulted in a proprietary helical design to pass safely through the obturator foramen and place the mesh in a position that follows a women's natural anatomical structure. As the prototypes were produced and refined, they were recognized by several leading European surgeons as representing a significant advance in this approach. As the project developed, we involved American physicians who agreed with their European colleagues that this new procedure, now called *Monarc*, appeared to have almost no risk of perforating the bladder, the bowel, or any major arteries.



Our team worked with physicians to develop and refine the new components that go into the *Monarc* subfascial hammock system for treating incontinence. The system incorporates several physician-championed inventions, including a novel helical needle, dilating connectors, hammock assembly, and tensioning suture. Working together, these components (with patents pending) make *Monarc* the most exciting new product in this field since *SPARC*.

2001

First suprapubic sling system to treat female incontinence (*SPARC*)

Secondary stock offering raised $54.3 million for company

Acquired distribution rights for porcine dermal matrix (*DermMatrix*)

FDA approval for fecal incontinence cure (*Acticon* neosphincter)

Solutions

At the same time, our marketing team recognized that many physicians would appreciate the value of this more natural support. Many patients seeking surgical incontinence treatments have scarring from prior pelvic surgery and present a surgical challenge to their physicians. The *Monarc* procedure offers physicians a new surgical option for these patients – meeting our goal of bringing more cures to more patients.

We launched *Monarc* in January of 2003, extending the promise of urinary control to millions of women who might otherwise not be cured. While early clinical data suggest this approach is as effective as other sling procedures, it may be years before the medical community has the experience and published reports that will confirm the long-term durability of the *Monarc* treatment – data like that which supports our *Artificial Urinary Sphincter*, *In-Fast*, and *SPARC* incontinence procedures. What we know now is that once again AMS is claiming a position of leadership in bringing new options to patients and their physicians, a leadership position based on listening and learning, a leadership position based on meeting the needs of physicians and the patients they care for.

In a recent independent study, urologists rated 10 leading medical device companies on the quality of each company's contribution to their personal practice. Sixty-nine percent of them rated the AMS contribution as "Excellent" – a full 11 percentage points higher than their rating of the next highest-ranked company, and 21 percentage points higher than average for our top three competitors. These physician relationships brought the *Monarc* opportunity to AMS. The quality of our response to this opportunity ensures that we, not one of our competitors, will get the next one.

2002

Coalition for the Advancement of Prosthetic Urology formed

Launched complete family of pelvic reconstructive materials for urethral sling and pelvic floor repair (InteGraft)

Acquisition of CryoGen Inc. and *Her Option* treatment for menorrhagia

Thirty Years of Solutions for Life

Incontinence, erectile dysfunction, and other diseases we can cure affect approximately 160 million people, profoundly diminishing their quality of life and significantly impacting their relationships. For the last 30 years, American Medical Systems has been providing solutions for life, providing a cure or reducing the incapacitating effects of these diseases, often with only minimally invasive surgery. But we have not reached everyone. We estimate that nearly 18 million people are potential candidates for treatment with our products.

Erectile Restoration

Erectile dysfunction affects 100 million men and their partners around the world, often caused by vascular disease and complications of diabetes and prostate surgery. Today, there is hope for those patients who want to be restored to a full life. We continue to lead the penile implant market with safe, easy-to-use products including a series of semi-rigid malleable prostheses, and a complete range of more naturally functioning inflatable prostheses, including the *AMS 700 CX* and *Ultrex* with *InhibiZone* antibiotic surface treatment, and *Ambicor*. These products represented $69.5 million, or 49 percent, of our 2002 net sales.

Other Men's Health

Approximately 7 million men suffer from incontinence, often a result of prostate cancer surgery, and 3 million men (70 percent of men over 65) suffer from benign prostatic hyperplasia or urethral stricture.

We are the world leader in solutions for male incontinence, with our *Artificial Urinary Sphincter* and our *InVance* sling system. Our products for BPH include the *UroLume* endoprosthesis stent, which is also indicated for urethral stricture, the *Coaguloop* resection electrode for prostate surgery, and the *ProstaJect* ethanol injection system (currently in U.S. clinical trials). These products represented $42.0 million, or 29 percent, of our 2002 net sales.

Women's Health

Over 16 million women in the United States suffer from urinary or fecal incontinence, usually caused by a weakening of the pelvic floor structures during pregnancy and childbirth. About 13 million American women suffer from excessive uterine bleeding, or menorrhagia. Incontinence and menorrhagia can create debilitating medical and social problems, from embarrassment and anxiety to anemia and depression. Our products that help to restore continence include *In-Fast*, *SPARC*, and *Monarc* products, and the *Acticon* neosphincter for severe fecal incontinence. We also offer *InteGraft* pelvic reconstructive materials, and surgical tools to repair bladder and other pelvic organ prolapse. These products represented $30.1 million, or 21 percent of 2002 sales. At the end of 2002, we acquired CryoGen Inc. and the *Her Option* cryoablation therapy to cure excessive uterine bleeding. Approximately 150,000 American women have hysterectomies each year for this condition. Another 200,000 women have hysterectomies to relieve symptoms of uterine fibroids, which, with further clinical research, we may find could be effectively treated with the *Her Option* system.

Officers

Douglas W. Kohrs

President
Chief Executive Officer

M. James Call

Executive Vice President
Chief Financial Officer

Janet L. Dick

Vice President
Human Resources

Martin J. Emerson

Executive Vice President
Global Sales & Marketing

Richard J. Faleschini

Vice President,
General Manager
CryoGen Inc.

Lawrence W. Getlin

Vice President
Regulatory, Medical Affairs,
and Quality Systems

Ross A. Longhini

Executive Vice President
Chief Technology Officer

Directors

Richard B. Emmitt

Managing Director
The Vertical Group
Director since 1998

A. Jay Graf

Group Chairman
Guidant Corporation
Director since 2001

Douglas W. Kohrs

Director since 1999

Christopher H. Porter, Ph.D.

Principal
Medical Genesis
Director since 1998

David W. Stassen

Managing Director
St. Paul Venture Capital LLC
Director since 1999

Thomas E. Timbie

President
Timbie & Company LLC
Director since 2002

Elizabeth H. Weatherman

Managing Director
Warburg Pincus LLC
Director since 1998

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended:
December 28, 2002

Commission file number:
000 - 30733

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State of Incorporation)

41-1978822
(IRS Employer Identification No.)

10700 Bren Road West
Minnetonka, MN 55343
(Address of Principal Executive Offices, Including Zip Code)

Registrant's Telephone Number, Including Area Code:

952-930-6000

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☒ No ☐

As of June 28, 2002, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common stock of the registrant (based upon the closing price of the voting Common Stock as of that date as reported by The Nasdaq Stock Market and excluding shares beneficially owned by directors, executive officers, and affiliates of AMS) was approximately $413,541,253.

As of March 20, 2003, 32,560,839 shares of Common Stock of the registrant were outstanding, of which 32,219,139 shares were voting Common Stock and 341,700 shares were non-voting Common Stock.

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to in this Annual Report) from the registrant's Proxy Statement for its 2003 Annual Meeting of Stockholders to be held May 7, 2003 (the "2003 Proxy Statement").

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

FORM 10-K

For the Fiscal Year Ended December 28, 2002

TABLE OF CONTENTS

	Description	Page
PART I		1
Item 1.	Business	1
Item 1a.	Certain Important Factors	7
Item 2.	Properties	9
Item 3.	Legal Proceedings.	10
Item 4.	Submission of Matters to a Vote of Security Holders.	10
Item 4a.	Executive Officers of The Registrant.	10
PART II		12
Item 5.	Market For Registrant's Common Equity and Related Stockholder Matters.	12
Item 6.	Selected Financial Data.	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	14
Item 7a.	Quantitative and Qualitative Disclosures About Market Risk.	21
Item 8.	Financial Statements	21
Item 9.	Changes In And Disagreements With Accountants on Accounting and Financial Disclosure	21
PART III		22
Item 10.	Directors and Executive Officers of The Registrant.	22
Item 11.	Executive Compensation.	22
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.	22
Item 13.	Certain Relationships and Related Transactions.	22
PART IV		22
Item 14.	Controls And Procedures	22
Item 15.	Exhibits, Financial Statement Schedules, and Reports On Form 8-K.	23
EXHIBIT INDEX		E-1

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements not of historical fact may be considered forward-looking statements. Written words such as "may," "expect," "believe," "anticipate," or "estimate," or other variations of these or similar words, identify such forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Important factors known to us that could cause such material differences are identified in this Annual Report on Form 10-K beginning on page10, and in the "Management Discussion and Analysis of Results of Operations and Financial Condition" beginning on page 14 of this Annual Report on Form 10-K. We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the SEC.

PART I

ITEM 1. BUSINESS.

Overview

Since its inception in 1972, American Medical Systems has operated as a single business developing, manufacturing, and marketing medical devices to physicians who treat urological and gynecological disorders. These diseases affect approximately 160 million people worldwide, profoundly diminishing their quality of life and significantly impacting their relationships. We manufacture and market a broad and well-established line of proprietary products for erectile restoration; other men's health needs, including products for incontinence, stricture, and prostate disease; and women's health needs, including products for incontinence and other pelvic floor disorders. Our product development and acquisition strategy has focused on expanding our product offering and on adding less-invasive medical devices for surgeons and their patients. We estimate that nearly 18 million men and women are potential candidates for treatment with our products, although only a very small share of them ever seek treatment.

Our company was founded in 1972, and acquired by Pfizer Inc. in 1985. In September 1998, a group of investors led by Warburg, Pincus Equity Partners L.P. (WPEP) purchased the assets of the Company from Pfizer. We formed American Medical Systems Holdings Inc., our current holding company, in April 2000. In August 2000, we completed our initial public offering, selling 6.3 million shares or 22.6 percent of the post offering shares outstanding. In July 2001, we completed a secondary offering, selling an additional 3.5 million shares or 11.1 percent of the post offering shares outstanding. Since the IPO, WPEP has sold many of its shares, in the secondary offering and in the open market, and now owns approximately 30 percent of the shares outstanding.

We maintain a website at *www.AmericanMedicalSystems.com.* We are not including the information contained on our website as a part of, nor incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

Markets and Products

Approximately 160 million men and women, 80 million of them in the United States, suffer from erectile dysfunction, incontinence, or other pelvic disorders. While we estimate that approximately 18 million of these people have a disorder severe enough to be potential candidates for treatment with our products, the lack of information about potential therapies and the general discomfort with discussing these disorders with others, including healthcare professionals, means that very few of those who could benefit from our products and procedures ever seek treatment. In recent years, the number of people seeking treatment for these disorders has grown with the publicity for new treatment alternatives, especially new drug therapies, but the portion seeking treatment remains relatively small. When patients do seek treatment, they generally begin with medical treatment rather than surgical treatment, regardless of the severity of the disease. Only if medical therapy is unsuccessful and the patient persists with seeking a cure, is surgery considered.

Erectile Restoration. These products represented $69.5 million, or 49 percent, of our 2002 net sales. Erectile dysfunction is the inability to achieve or maintain an erection sufficient for sexual intercourse, most often caused by vascular disease, complications from diabetes, or prostate surgery which can damage both nerves and arteries necessary for erectile function. This disease can also be caused by spinal cord injury, and may have a psychogenic component. Erectile dysfunction may affect 100 million of men and their partners around the world. The primary treatment for erectile dysfunction is Viagra or a similar-acting drug. If these drugs do not work, the patient may try a vacuum device or a topical or injected drug before considering penile implants such as those we offer. If the patient elects to have implant surgery, the surgeon would replace the erectile tissues of the penis with a prosthesis which would provide sufficient rigidity for sexual intercourse.

We lead the penile implant market, with a series of semi-rigid malleable prostheses and a complete range of more naturally functioning inflatable prostheses, including the *AMS 700 CX* and *Ultrex*. In 2001, we began offering two significant improvements to our *AMS 700* inflatable prostheses: (1) a parylene coating on certain internal surfaces of the prosthesis, to reduce friction and increase durability, and (2) our *InhibiZone* antibacterial surface treatment, to help reduce the risk of surgical infections. Physician preference for this new product, which carries a higher price than any of our untreated products, was a major contributor to our growth in 2002.

Since 2001, we have been developing a new inflatable prostheses control pump for patients with limited manual dexterity. While we had expected to have this product on the market in 2002, our initial clinical evaluations in 2002 suggested that the new control system was not a significant enough improvement over the existing system, which has a very high satisfaction rate, to justify a change at that time. These evaluations did, however, give us better information about how we could improve the existing control system, and we are working to make these changes as soon as we can complete testing and obtain necessary regulatory approvals. Given the regulatory pathway, we do not expect to have this product available for commercial distribution before the end of 2004.

Other Men's Health. These products represented $42.0 million, or 29 percent, of our 2002 net sales. Approximately 7 million men suffer from urinary incontinence, the uncontrolled release of urine from the body. In men, this most often results from nerve and sphincter damage during prostate surgery. Male incontinence may be managed with a catheter and leg bag to collect the urine, or with pads and diapers to absorb the leaks. These measures are not ideal, as they come with recurring replacement product costs and the potential for infection and embarrassing leaks and odor.

Since 1972, when we introduced the *Artificial Urinary Sphincter*, we have been the world leader with surgical solutions for male incontinence. This fully enclosed system includes an inflatable urethral cuff to restrict flow through the urethra, and a control pump which allows the patient to discretely open the cuff when he wishes to urinate. Since 2000, we have also been selling the *InVance* sling system, which is a less invasive procedure for men with mild to moderate incontinence. This system uses technology which came with our 1999 acquisition of Influence Inc. to support the bulbous urethra and improve urinary control. Sales of these products, included in the men's health total, were $35.9 million in 2002.

We also have products to relieve the restrictions on the normal flow of urine from the bladder caused by an enlarged prostate, generally the result of benign prostatic hyperplasia (BPH) or urethral strictures. Symptoms of these restrictions include increased urination frequency, sudden urges to urinate, and weak urine flow. Nearly 3 million men in the United States (70 percent of men over age 65) have severe BPH, most of whom find existing drug treatments acceptable. The conventional treatment for men requiring surgery is a transurethral resection of the prostate (TURP). We offer the *Coaguloop* ressection electrode for this procedure, and the *UroLume* endoprostheis stent as a less invasive procedure for men who may not be good surgical candidates. Newer, less-invasive tissue ablation techniques such as lasers, RF energy needles, and microwave therapy are becoming increasingly available as alternatives to *Urolume* for BPH symptoms. These alternative BPH procedures are not used for relieving symptoms of urethral stricture, and we expect continuing growth in *Urolume* sales for this indication. In 1999, we acquired exclusive worldwide distribution rights for the *ProstaJect* system to inject ethanol or other medicaments to treat prostate disease. This therapy, currently in U.S. clinical trials, may prove to be more effective and less costly than any of the currently marketed minimally invasive procedures. Sales of these products, included in the Men's Health total were $6.1 million in 2002.

Womens' Health. These products represented $30.1 million, or 21 percent of 2002 sales. Over 16 million women in the United States suffer from urinary or fecal incontinence. These diseases can lead to debilitating medical and social problems, from embarrassment to anxiety and depression. There are three types of urinary incontinence: stress, urge, and mixed. Pads and diapers are often used to contain and absorb leaks, and may be acceptable for controlling mild incontinence; new drugs may be shown to be effective, especially for urge incontinence. Our products treat stress incontinence, which generally results from a weakening of the tissue surrounding the bladder, urethra, and bladder neck from pregnancy and childbirth. Pregnancy and childbirth trauma may also cause fecal incontinence, pelvic organ prolapse, and other pelvic floor disorders. Incontinence may be relieved through exercise to strengthen pelvic floor muscles, or the injection of collagen or some other bulking agent into the wall of the urethra, bladder neck, or sphincter and narrow the passage. Surgical solutions are generally recommended only if these therapies are not effective. Prolapse and other pelvic floor defects may be repaired with a variety of open, laparoscopic, and transvaginal surgeries.

We offer a broad range of systems to restore continence including the *Artificial Urinary Sphincter*, and the *In-Fast*, *Sparc*, and *Monarc* sling systems. This broad range allows the surgeon to select the procedure most appropriate to the individual patient's symptoms and anatomy. With an *In-Fast* procedure, which we have been selling since acquiring Influence in 1999, the surgeon uses a transvaginal approach to support the urethra and bladder neck with a sling attached to the back of the pubis. During 2002, we introduced the *In-Fast Ultra*, with a new profile designed to allow better placement of the bone anchors which hold the support material in place. We introduced the *Sparc* procedure in 2001 as the first complete system to place a self-fixating, mid-urethral sling with a suprapubic approach. During 2002, we launched *Sparc II*, with several improvements in form and function. Since its introduction, *Sparc* has been the the major sales driver in our products for women's health. The *Monarc* procedure was introduced at the end of 2002, and uses unique helical needles to place a self-fixating, sub-fascial hammock through the transobturator foramina. This procedure may be done without disrupting the endopelvic fascia and is especially valuable for women who have scarring from previous abdominal surgery and are not good candidates for a *Sparc* procedure. We believe all of these products offer significant advantages over comparable competitive products. The *Acticon* neosphincter, an extension of our urine control technology, is used to cure severe fecal incontinence. We also offer *InteGraft* pelvic reconstructive materials and a growing number of surgical tools to repair bladder and other pelvic organ prolapse.

About 13 million American women suffer from excessive uterine bleeding, or menorrhagia. Menorrhagia is socially debilitating and causes anemia. Drug therapies are effective for some women, but most end up with a hysterectomy, approximately 150,000 (25 percent all hysterectomies) in the United States each year. Other procedures which have some efficacy include dilation and curettage to remove the endometrial tissue from the uterus, and several new techniques to destroy the endometrium with heat or cold. On December 30, 2002, two days after the close of our 2002 fiscal year, we acquired CryoGen Inc.

and its *Her Option* cryoablation therapy. This system uses a micro-processor-controlled probe to eliminate excessive menstrual bleeding by freezing the lining of the uterus and reducing its ability to regenerate. The procedure can be performed in the gynecologist's office, allowing the woman to keep her uterus and normal hormonal levels, and avoids the hospital stay and recovery time associated with a hysterectomy. We believe that *Her Option* offers significant advantages over other therapies to the woman, her physician, and the healthcare system. These other therapies are, however, supported by more marketing resources and have a greater installed base of experienced users than CryoGen has. Further, this is our most significant venture into products used primarily by gynecologists rather than urologists. Our success with this product will depend on, among other things, our ability to quickly understand the needs of gynecologists, and build a marketing and sales organization to address those needs.

Sales and Marketing

We sell our products in the United States, Canada, Australia and most European countries through direct field representatives. We have nearly 100 employees in our U.S. sales force, and approximately 40 employees in our international sales force. Fifteen of our U.S. sales team call on gynecologists in relatively small geographical territories. All other U.S. sales personnel call on urologists and gynecologists. We have approximately 47 independent distributors who represent our products in other countries and account for less than 5 percent of our world-wide sales. Local market conditions, including the regulatory and competitive situation determine the type of products we sell in each market.

Our marketing people are responsible for understanding patient and physician needs, guiding new product development, and increasing the awareness, understanding, and preference for our products among physicians and patients.

Manufacturing and Supply

We use approximately 20,000 square feet of the recently acquired CryoGen facility in San Diego to manufacture the *Her Option* products. We use approximately 75,000 square feet of our facility in Minnetonka for manufacturing, warehousing, and distribution of nearly all other products and related components. In countries outside the U.S. where we have direct sales representation, we maintain warehouses to support local distribution.

Although many of the materials we purchase for our products are available from multiple sources, some materials are only supplied by a limited number of vendors. We purchase the silicone used in most of our implantable products from one supplier, the loss of which would have a material adverse effect on our sales and earnings. We procure a limited supply of human cadaveric dermis through two processors, and we have one supplier of porcine dermis.

We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance, and quality control test methods. Our documentation systems comply with appropriate FDA and ISO requirements.

We are currently operating with one manufacturing shift and have adequate physical capacity to serve our business operations for the foreseeable future. We do not have a back up facility, and the loss of either the Minnetonka or San Diego facility due to natural disaster or terrorist attack would have a material adverse effect on our sales, earnings, and financial condition.

Research and Development

We are committed to developing new products and improving our current products to provide physicians with better clinical outcomes through less invasive and more efficient products and procedures. Most of our research and development activities are carried out in our Minnetonka facility, although we work with physicians, research hospitals, and universities around the world. Product development for *Her Option* and other cryoablation opportunities is conducted in San Diego. None of this work is funded by customers or other outside institutions. Many of the ideas for new and improved products come from a global network of leading physicians, who also work with us in evaluating new concepts in conducting clinical trials to gain regulatory approvals. The development process for any new product can range from several months to several years, primarily depending on the regulatory pathway required for approval. We spent $12.2 million in 2000, and $11.9 million in 2001 and 2002, on research and development activities.

Competition

Competition in the medical device industry is intense and is characterized by extensive research efforts and rapid technological progress. The primary competitive factors include clinical outcomes, distribution capabilities, and price relative to competitive technologies and payments to physicians and hospitals for their services. Many of our competitors have greater resources to develop and market products, broader distribution resources, and potentially higher economies of scale than we do. Our competitive capability depends on our ability to develop new products and innovative procedures, obtain regulatory clearance and ensure regulatory compliance for our products, assist our customers to obtain reimbursement, protect the proprietary technology of our products and manufacturing process, and maintain and develop preference for our products among physicians and patients. All of these abilities require recruiting, retaining, and developing skilled and dedicated employees, and maintaining and developing excellent relationships with physicians and suppliers.

Our principal competitors in the erectile restoration market include pharmaceutical companies such as Pfizer, which makes Viagra, and Mentor Corporation, which also makes penile prostheses. Principal competitors in other men's health, primarily for treating BPH, include drug manufacturers and other minimally-invasive treatment suppliers such as Medtronic, Urologix, and Johnson & Johnson. Our principal competitors for women's health products include, for treating menorrhagia, Boston Scientific, Johnson & Johnson, and Novacept, and, for other products, Boston Scientific, C.R. Bard, and Johnson & Johnson.

Our competitors also include medical schools and other public and private research hospitals that continue to conduct research, seek patent protection, and establish arrangements for commercializing products in this market which will compete with our products.

Patents and Intellectual Property

We rely on patents, trade secrets, know-how, continuing technical innovations, and various licensing agreements to protect and build our competitive position. We have numerous issued U.S. patents and numerous corresponding international patents covering various aspects of our technology. We also have U.S. and international patent applications pending. We review third party products and patents to protect our rights, and to avoid infringing the legitimate rights of others.

We file patent applications to protect technology, inventions, and improvements that we consider important, but we cannot be sure our applications will be granted, or that, if granted, the patents will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these patent rights. We could incur substantial costs in defending out patents or in protecting our activities from the patent claims of others, even though we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, and even if we were ultimately successful in defending the claim. If our products were found to infringe any third-party right, we could be required to pay significant damages or license fees to the third party or cease production and sale of the infringing product.

Government Regulation

Numerous governmental authorities, principally the FDA and comparable foreign regulatory agencies, regulate the development, testing, manufacturing, labeling, marketing, and distribution of our products.

Generally, before we can market a new medical device, we must obtain marketing clearance through a 510(k) premarket notification, approval of a premarket approval application, or PMA, or approval of product development protocol, or PDP. A PMA or PDP application must be submitted if a proposed device does not qualify for a 510(k) premarket clearance procedure. It generally takes several months from the date of a 510(k) submission to obtain clearance, and it may take longer, particularly if a clinical trial is required. The PMA and PDP process can be expensive, uncertain, require detailed and comprehensive data, and generally takes significantly longer than the 510(k) process.

If human clinical trials of a device are required, either for a 510(k) submission or a PMA application, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption (IDE) application prior to commencing human clinical trials. The FDA may not approve the IDE and, even if it is approved, the FDA may not accept that the data derived from the studies support the safety and efficacy of the device or warrant the continuation of clinical trials.

Our core implantable products have been approved through the PMA or PDP application process. Most of our other products are approved through the 510(k) pre-marketing notification process. We have conducted clinical trials to support many of our regulatory approvals.

The FDA and international regulatory authorities also periodically inspect our company to assure compliance with applicable quality system regulations. We must comply with the host of regulatory requirements that apply to medical devices marketed in the United States and internationally. If we fail to comply with these regulatory requirements, which are subject to change, our business, financial condition, and results of operations could be significantly harmed.

We are also subject to the National Organ Transplant Act, or NOTA, because we provide human tissue in connection with our sling systems for urinary incontinence. NOTA prohibits the purchase and sale of human organs, including related tissue, for valuable consideration. NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human tissue. NOTA enables the federal government to impose civil and criminal penalties on those found to have violated this federal statute.

The FDA has proposed a more comprehensive regulatory framework that builds upon and supersedes the existing regulations for human tissue-based products. Implementation of this proposed regulatory approach may lead to medical device submissions for some of the tissue products we provide with our sling kits. We do not expect at this time that our human tissue products will be subject to the device regulations.

Third-Party Reimbursement

Most of our products are purchased by hospitals which are reimbursed for their services by third-party payers including Medicare, Medicaid, comparable foreign agencies, private health care insurance, and managed care plans. The reimbursement environment facing our customers varies widely, as do our customers' systems for dealing with such variation. We support the efforts of our customers to obtain appropriate reimbursement by providing them with the information necessary to align the utilization of our products with procedures for which reimbursement is established. We believe our support of customer reimbursement efforts is critical to the ongoing acceptance and success of our products.

Many third-party payers (including Medicare, Medicaid, and other large, influential payers) are seeking to reduce their costs by denying coverage for certain procedures, including new procedures for which efficacy has not yet been well established, or reimbursing at rates which do not cover the full cost of procedures. These activities may be particularly detrimental to AMS because our products treat quality-of-life conditions rather than life-threatening conditions and we are developing new products, which may not find market acceptance because of delays in third-party payer acceptance of the medical value of the new procedures. The reimbursement rates for several procedures that use our products have been reduced over the last few years and it is likely that this trend will continue.

We are not able to determine what effect, if any, the Medicare reimbursement changes discussed above have had on our revenues. We believe the average age of patients receiving our products is less than 60 and, therefore, a significant portion of our revenues are not directly affected by Medicare reimbursement trends. Further, we believe the amount that hospitals pay medical device suppliers is not always tied directly to Medicare reimbursement rates. Hospitals may consider the total volume generated by a particular surgical specialty or practice and compensate suppliers at rates higher than Medicare reimbursement rates for particular procedures to maintain volumes on other procedures performed by that specialty. Finally, Medicare reimbursement rates are affected by regional variations and, for inpatient procedures, by disease severity factors, making the correlation between national reimbursement rate adjustments and our sales and pricing less than clear. For example, while Medicare reimbursement for hospital-based outpatient surgical procedures using our inflatable penile prostheses for erectile restoration, including the "pass-through" payment for our device, decreased approximately 32 percent from 2001 to 2002, U.S. sales of products used in these surgeries increased 18 percent. (For 2003, reimbursement for these procedures, including the payment for our device, has decreased 9 percent.) Ultimately, we cannot predict the frequency or severity of future reimbursement reductions and such future reductions, if they occur, could have a material adverse effect on our revenue growth rates and profitability.

Employees

As of February 28, 2003, we employed 576 people in the following areas: 105 in manufacturing, 238 in sales and marketing, 77 in administration, 53 in regulatory, clinical and quality assurance, and 48 in research and development. We do not have any active organized labor unions. We believe we have an excellent relationship with our employees.

Financial Information about Geographic Areas

See Note 10 of our financial statements on page F-17 of this Annual Report on Form 10-K for the information about geographic areas.

ITEM 1A. CERTAIN IMPORTANT FACTORS.

There are several important factors that could cause our actual results to differ materially from our anticipated results or which are reflected in any forward-looking statements in this Annual Report on Form 10-K. These factors, and their impact on the success of our operations and our ability to achieve our goals, include the following:

Continued Physician Use and Endorsement of our Products

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Many of the products we acquired or are developing are based on new treatment methods. Acceptance of our products is dependent on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to competitive products, and on training physicians in the proper application of our products. In particular, at the end of 2002, we introduced the *Monarc* sub-fascial hammock for urinary incontinence, and with the acquisition of CryoGen Inc., the *Her Option* therapy for excessive uterine bleeding. We believe both of these products address major market opportunities, and we have committed significant marketing and selling resources to making this therapy available to physicians and their patients. If we are unsuccessful in marketing either of them, our sales and earnings may be below expectations.

Successful Introduction of New Products and Product Improvements

As part of our growth strategy, we intend to introduce a number of new products and product improvements. If we do not timely introduce these new products and product improvements, or they are not well-accepted by the market, our growth will suffer.

Continued Use of Non-Invasive Treatment Alternatives

We predominantly sell devices and kits for invasive or minimally invasive surgical procedures. If patients do not accept our products, our sales may decline. Patient acceptance of our products depends on a number of factors, including the failure of non-invasive therapies, the degree of invasiveness involved in the procedures using our products, the rate and severity of complications from the procedures using our products and other adverse side effects from the procedures using our products. Patients are more likely first to consider non-invasive alternatives to treat their urological disorders. The introduction of new oral medications or other less-invasive therapies may cause our sales to decline.

Actions Related to Reimbursement for our Products

Our revenues depend largely on U.S. and O.U.S. government health care programs and private health insurers reimbursing patients' medical expenses. Physicians, hospitals, and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of procedures using our products.

Effective January 1, 2003, the Centers for Medicare and Medicaid Services again reduced the hospital payment rates for certain procedures in which our products are used. We do not believe these reductions will have a material adverse effect on our sales or earnings in 2003, but we cannot assure you that hospitals which treat Medicare and Medicaid patients will not prohibit physicians from performing procedures which use our products. If any hospital were to prohibit these procedures, sales of our products would decline unless physicians who had been performing these procedures in that hospital were able to obtain surgical privileges in other hospitals which did allow these procedures. Further, changes in the relative reimbursement rates for different products may cause hospitals to encourage physicians to use lower cost products from our product lines, thereby having a material adverse effect on our sales and earnings. For a fuller discussion of these changes, please see "BUSINESS - Third Party Reimbursement".

Costs of Physician Malpractice Insurance

Most of our products are used by physicians who are required to maintain certain levels of medical malpractice insurance to maintain their hospital privileges. As the cost of this insurance increases, certain physicians who have used our products to treat their patients may stop performing surgeries. Unless these patients who would have been treated by these physicians are referred to other physicians, sales of our products will decline.

Potential Product Recalls

In the event that any of our products prove to be defective, we could voluntarily recall, or the FDA could require us to redesign or implement a recall of, any defective product. There is a possibility that we may recall products in the future and that future recalls could result in significant costs to us and in significant negative publicity which could harm our ability to market our products in the future.

Increased Supply of Sling Material

In the past we have provided human cadaveric dermis as a service in conjunction with the sale of our sling procedure kits for urinary incontinence. Currently, the supply of human tissue is not sufficient to meet demand, and during 2002 sales of our sling procedure kits which require human tissue declined. We are supplying porcine dermis that can be used with our sling procedure kits and are developing new sources of supply for human dermis, but we cannot assure you that these supplies will be sufficient to meet our customers' demands and sales of certain sling procedure kits may continue to decline.

Product Liability Lawsuits

The manufacture and sale of medical devices exposes us to significant risk of product liability claims. In the past, we have had a number of product liability claims relating to our products. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that would warrant a recall of some of our products. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs to us.

Acquisition Integration

On December 30, 2002, we acquired CryoGen Inc., which we are maintaining as a San Diego-based subsidiary with full responsibility for product development and manufacturing of all components and final assembly and testing of all of the components for the *Her Option* system for endometrial ablation, including product enhancements and new products based on CryoGen technologies. Failure to retain and develop the CryoGen workforce, or establish and maintain appropriate communications, performance expectations, regulatory compliance procedures, accounting controls, and reporting procedures could adversely affect our future sales and earnings.

Seasonality

Our business is seasonal, with the third quarter of each year typically having the lowest sales and earnings, and fourth quarter of each year typically having the highest sales and earnings. There can be no assurance that future seasonal fluctuations will not vary from this pattern or that these or other variations will not adversely affect our business and results of operations.

ITEM 2. PROPERTIES.

Our corporate headquarters, main warehouse and manufacturing operations are located in a 180,000 square foot building we own in Minnetonka, Minnesota. The manufacturing operations at this location include sufficient capacity to expand production of our current products.

We lease a 26,000 square foot office and manufacturing facility in San Diego, California for Her Option therapy products. The manufacturing operations at this location include sufficient capacity to expand production.

We lease office space for our international operations in France, Spain, Germany, Belgium, England, Australia and Canada.

ITEM 3. LEGAL PROCEEDINGS.

We have been and are also currently subject to various legal proceedings and other matters which arise in the ordinary course of business, including product liability claims. In connection with the purchase of our assets from Pfizer in 1998, Pfizer retained liability for claims relating to products that were sold before the completion of the acquisition. We are liable for claims relating to products sold after the completion of the acquisition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 28, 2002.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

Our executive officers, with their ages and biographical information as of March 7, 2003, are as follows:

Name	Age	Title
Douglas W. Kohrs	45	President, Chief Executive Officer and Director
M. James Call	57	Executive Vice President, Chief Financial Officer and Secretary
Janet L. Dick	46	Vice President, Human Resources
Martin J. Emerson	39	Executive Vice President, Global Sales and Marketing
Richard J. Faleschini	56	Vice President and General Manager, Cryogen
Lawrence W. Getlin	57	Vice President, Regulatory, Medical Affairs and Quality Systems
Ross A. Longhini	41	Executive Vice President, Chief Technology Officer

Douglas W. Kohrs has served as our President, Chief Executive Officer and one of our directors since April 1999. Mr. Kohrs has 20 years of experience in the medical device industry, most recently as general manager of Sulzer Spine-Tech, Inc. from May 1998 to April 1999. Mr. Kohrs was part of the founding team at Spine-Tech when it was formed in 1991 to develop and commercialize the BAK spinal fusion cage, a novel implantable device to improve the surgical treatment of degenerative disc disease. Mr. Kohrs also served as Vice President of Research and Development and Vice President of Marketing during his tenure at Spine-Tech. Mr. Kohrs currently serves as a director of Disc Dynamics, Inc. and Pioneer Surgical Technologies, both of which are privately-held companies, and Kyphon, Inc., which is publicly-held company engaged in orthopedic medical devices.

M. James Call has served as our Executive Vice President, Chief Financial Officer and Secretary since July 2001. From 1995 through May 2001, Mr. Call was Chief Financial Officer of Interventional Technologies Inc., a private company acquired by Boston Scientific Corporation in April 2001. From 1990 through 1994, Mr. Call was with Medalist Industries, as Vice President Business Planning & Development, Corporate Secretary, and, from 1992, Chief Financial Officer.

Janet L. Dick has served as our Vice President, Human Resources since 1996. Overall, Ms. Dick has spent almost 18 years in positions of increasing responsibility within our human resources department and Schneider's human resources department, both of which were divisions of Pfizer at the time.

Martin J. Emerson has served as our Executive Vice President, Global Sales and Marketing since January 2003. From June 2000 through December 2002, he served as our Vice President and General Manager of International. Mr. Emerson has 17 years experience in the medical device field in finance and general management capacities. From September 1998 to February 2000, he served as General Manager and Finance Director for Boston Scientific Corporation in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International from April 1997 to September 1998. Mr. Emerson's earlier experience was with Baxter International from June 1985 to March 1998 most recently holding the position of Vice President Finance — Hospital Business, Brussels, from September 1995 to April 1997.

Richard J. Faleschini has served as our Vice President and General Manager, Cryogen since January 2003. From November 1999 through December 2002, he served as our Vice President, Sales and Marketing. Mr. Faleschini has over 23 years experience in medical device sales, marketing and general management. From July 1995 to August 1999, he served in various executive positions at Medtronic, Inc. with responsibilities for several sectors of its cardiovascular businesses, including coronary stents, most recently as Vice President, U.S. Cardiovascular Health Care Systems Marketing.

Lawrence W. Getlin, J.D. has served as our Vice President, Regulatory, Medical Affairs and Quality Systems and Compliance since 1990. He is a member of the American Bar Association and the California State Bar, as well as the U.S. Court of Appeals 9th District, and District Court, Central District of California, and is Regulatory Affairs Certified. Mr. Getlin currently serves as AMS' representative on the board of directors of InjecTx, Inc., a privately held company that supplies us with our ProstaJect ethanol injection systems.

Ross A. Longhini has served as our Executive Vice President, Chief Technology Officer since January 2003. Mr. Longhini has 20 years of experience in the field of medical device product development. From 1998 to 2002, he served in various management positions in Sulzer Spine-Tech of Minnesota including Vice President, Research and Development, Clinical & Regulatory. From 1991 to 1998, he worked at I.V. Infusion Therapy of Minnesota which was sold to Gaseby in 1996 then purchased by Smiths Medical Systems in 1997, and from 1983 to 1991, he worked at 3M Dental Products and contributed to the rapid growth of the division.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock began trading on the Nasdaq National Market System on August 11, 2000 under the symbol "AMMD." Before that date, no public market for our common stock existed. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the Nasdaq National Market. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.

Fiscal Year 2002:	High	Low
First Quarter	$24.54	$18.20
Second Quarter	$24.56	$20.06
Third Quarter	$22.91	$15.62
Fourth Quarter	$21.01	$13.08

Fiscal Year 2001:	High	Low
First Quarter	$14.50	$ 8.25
Second Quarter	$17.48	$ 7.50
Third Quarter	$21.85	$15.04
Fourth Quarter	$21.15	$16.07

Holders

As of March 7, 2003, there were approximately 87 shareholders of record and an estimated 2,400 beneficial stockholders.

Dividends

We have never declared or paid cash dividends. We intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our current senior credit facility prohibits us from paying you any cash dividends without out lenders' consent.

ITEM 6. SELECTED FINANCIAL DATA.

Statement of Operations Data: (in thousands, except per share data)	Combined Predecessor Period from Jan. 1, 1998 to Sept. 10, 1998	Consolidated American Medical Systems Holdings, Inc Period from Sept. 11 to Dec. 31, 1998	Year end 1999	2000	2001	2002
Net sales	$54,615	$23,115	$81,353	$100,317	$117,938	141,648
Operating expenses:						
Cost of sales (1)	14,050	15,551	31,419	21,891	23,140	24,605
Marketing and sales	18,486	8,261	30,400	39,277	44,931	50,152
General and administrative	19,846	1,951	7,889	12,128	12,047	13,186
Research and development	10,177	2,884	9,552	12,225	11,899	11,858
Transition and reorganization	-	2,517	3,000	1,000	1,000	-
Amortization of intangibles	19	965	4,260	8,360	9,374	3,775
In-process research and development	-	-	7,354	-	-	-
Total operating expenses	62,578	32,129	93,874	94,881	102,391	103,576
Operating income (loss)	(7,963)	(9,014)	(12,521)	5,436	15,547	38,072
Royalty and other income (expense)	(155)	180	4,205	2,928	(213)	4,172
Interest income (expense)	-	(1,672)	(6,873)	(6,943)	(2,932)	(1,628)
Income (loss) before income taxes	(8,118)	(10,506)	(15,189)	1,421	12,402	40,616
Income tax benefit (expense)	3,241	4,024	5,340	(1,369)	(5,872)	(15,730)
Net income (loss)	($4,877)	($6,482)	($9,849)	$52	$6,530	$24,886
Net income per share – basic (2)				$0.00	$0.22	$0.77
Net income per share – diluted (2)				$0.00	$0.20	$0.73

(1) In connection with the Company's acquisition from Pfizer, Inc., inventories were recorded at fair market value on the date of acquisition. This accounting treatment required a $21.8 million write-up of inventories above costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998, and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.

(2) No net income per share is presented during the period from January 1 through September 10, 1998, the period from September 11 through December 31, 1998, and fiscal year 1999, because no shares of common stock were outstanding.

Balance Sheet Data: (in thousands)	1998	1999	2000	2001	2002
Cash and cash equivalents	$2,808	$6,940	$12,165	$28,755	$79,429
Working capital	26,193	5,844	22,068	50,908	97,286
Total assets	155,600	179,008	181,262	235,151	251,645
Long-term liabilities	95,000	95,821	38,980	25,884	18,860
Redeemable preferred stock	40,981	67,465	-	-	-
Stockholders' equity (deficit)	(7,908)	(21,836)	109,523	174,087	204,262

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "expect," "believe," "anticipate," or "estimate," identify such forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Some of the factors that could cause such material differences are identified in "Certain Important Factors". We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the SEC.

Critical Accounting Policies and Estimates

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Management's discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgements that affect (1) the reported amounts of assets, liabilities, revenues, and expenses and (2) the related disclosure of contingent assets and liabilities. At each balance sheet date, we evaluate our estimates, including but not limited to, those related to accounts receivable and sales return obligations, inventories, long-lived assets, warranty, legal contingencies, and income taxes. The critical accounting policies that are most important in fully understanding and evaluating the financial condition and results of operations are discussed below.

Revenue Recognition Policy. A significant portion of our revenue is generated from inventory temporarily loaned to customers or from consigned inventory maintained at hospitals or with field representatives. In these situations, revenue is recognized at the time that the product has been implanted or used. In all other instances, revenue is recognized at the time product is shipped, net of allowances for estimated returns.

Allowance for Doubtful Accounts and Other Accounts Receivable Related Valuation Accounts. We maintain an allowance for doubtful accounts and sales returns that are calculated using subjective judgments and estimates to establish these valuation accounts. Different judgements could have material variances in the amount and timing of our reported results for any period. In addition, actual results could be different from current estimates, possibly resulting in increased future charges to earnings.

An allowance for doubtful accounts is maintained for all individual accounts receivable that we believe are unlikely to be collected. For all other accounts receivable, an allowance for doubtful accounts based on the age of receivable balances is recorded. At December 28, 2002, the allowance for doubtful accounts was $1.0 million compared to $.8 million at December 29, 2001. As a percentage of total accounts receivable, the allowance was 3.4% at December 2002 compared to 3.1% at December 2001.

We maintain an allowance for returns based on historical and current trends in product returns. At December 28, 2002, this allowance was $.4 million compared to $.5 million at December 29, 2001.

Inventory Valuation. Inventories are recorded at the lower of manufacturing cost or net realizable value. Each quarter, we evaluate our inventories for obsolescence and excess quantities. This evaluation includes analyses of inventory levels, historical loss trends, expected product lives, sales levels by product and projections of future sales demand. Inventories that are considered obsolete are written off. In addition, an allowance for inventory quantities in excess of forecasted demand is recorded. Inventory allowances were $2.7 million at December 28, 2002 and December 29, 2001. If future demand or market conditions are less favorable than current estimates, additional inventory adjustments would be required and would adversely affect income in the period the adjustment is made. As a percentage of total inventories, the allowance was 16.9% at December 28, 2002 compared to 16.2% at December 29, 2001.

Warranty Accrual / Allowance. We warrant all of our products to be free from manufacturing defects. In addition, if a product fails, we provide replacement prostheses at substantial discounts from its list price. We maintain a warranty allowance to cover the cost of these replacements. To recognize this liability, we record the expected costs of warranty-related claims when products are sold. The amount of the accrued warranty allowance is the estimate of the expected future cost of honoring our warranty obligation. Factors influencing this estimate include historical claim rates, changes in product performance, the frequency of use by the patient, and the patient's performance expectations. Product reliability is a function of raw material properties, manufacturing processes, and surgical technique. During 2002, we noted a significant decrease in warranty claims. With further investigation, we concluded that this decrease is primarily the result of recent product improvements and customers preferring enhanced, newer generation products rather than a replacement of their original prosthesis. Because we expect these trends to affect warranty claims for the foreseeable future, a determination that the warranty allowance should be reduced by approximately $2.9 million was made. This adjustment has been recorded as a reduction to cost of goods sold and as an increase in reported operating income and net income. At December 28, 2002, our allowance for estimated future warranty costs was $4.5 million compared to $7.6 million at December 29, 2001. If we experience further changes in any of the factors that influence this estimate, we may make additional adjustments to this accrual.

Legal Liability Accrual. Each quarter, we estimate the uninsured portion of legal representation and settlement costs of possible future product liability. This evaluation consists of reviewing historical claims costs as well as assessing future trends in medical device liability cases. Social and political factors, as well as surgeon and medical facility responsibility, make litigation costs hard to predict. Accruals for future litigation costs were $1.1 million on December 28, 2002 compared to $1.5 million at December 29, 2001. If, in the future, we determine that this accrual is inadequate, the adjustment would reduce reported income in the period the adjustment is recorded.

Income Taxes. In the preparation of the consolidated financial statements, income taxes in each of the jurisdictions in which we operate are estimated. This process involves estimating actual current tax exposures and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet.

We have significant amounts of deferred tax assets that are reviewed for recoverability and then valued accordingly. An evaluation on the realizability of the deferred tax assets is made on a quarterly and yearly basis as well as an assessment for the need for valuation allowances. These deferred tax assets are evaluated by considering historical levels of income, estimates of future taxable income, and the impact of tax planning strategies. We record a valuation allowance to reduce deferred tax assets when we believe all or part of our deferred tax assets will not be realized.

A valuation allowance of $0.7 million is maintained to offset tax loss carry forwards created in a foreign jurisdiction, which, if subsequently recognized, would be allocated to goodwill. No other allowances against net deferred tax assets are maintained at December 28, 2002. If a determination that we would not realize all or part of the deferred tax assets, an adjustment to the deferred tax asset valuation allowance and a charge to income in the period of the determination would be made.

Overview

We manufacture and market a broad and well-established line of proprietary surgical products directly to urologists and gynecologists focusing on four major urological and gynecological disorders: incontinence and other pelvic floor disorders, erectile dysfunction, and prostate disease. We focus on expanding our product offering and adding less-invasive medical devices for urological and gynecological disorders through product development and acquisitions.

Effective January 1, 2001, we changed our fiscal year end from a calendar year ending on December 31 to a 52 or 53-week fiscal year ending on the Saturday nearest December 31. Accordingly, fiscal years 2000, 2001, and 2002 ended on December 31, 2000, December 29, 2001, and December 28, 2002. Our next fiscal year will be a 53-week year and will end on January 3, 2004. Fiscal years are identified in this report according to the calendar year in which they end. For example, the fiscal year ended December 28, 2002 is alternatively referred to as "fiscal 2002" or "2002".

On December 30, 2002, two days after the end of the 2002 fiscal year, we acquired CryoGen Inc. Accordingly, the following discussion does not include CyroGen operations.

Results of Operations

The following is a discussion of the results of our operations and financial condition for fiscal 2000 compared to fiscal 2001 and fiscal 2001 compared to fiscal 2002.

Net Sales. The erectile restoration product line includes four types of inflatable and non-inflatable prostheses and smaller amounts of diagnostic equipment. Male urinary control products include all sales of the inflatable urinary sphincter even though a very small share of this product is used in women. Women's health product line sales include sales of Acticon Neosphincter to control fecal incontinence even though a small percentage of the product is used in males. Prostate treatments include all sales of our Urolume product even though this product is also used to treat urethral strictures.

The following table compares net sales of our product lines between 2000 and 2001 and between 2001 and 2002.

(thousands)	2000	2001	Increase (Decrease)	%	2001	2002	Increase (Decrease)	%
Erectile restoration	$51,285	$59,230	$7,945	15.5%	$59,230	$69,553	$10,323	17.4%
Men's health								
Male urinary control	26,343	31,369	5,026	19.1%	31,369	35,980	4,611	14.7%
Other	6,588	7,100	512	7.8%	7,100	6,065	(1,035)	-14.6%
Women's health	16,101	20,239	4,138	25.7%	20,239	30,050	9,811	48.5%
Total	$100,317	$117,938	$17,621	17.6%	$117,938	$141,648	$23,710	20.1%
Sales within United States	81,670	97,069	$15,399	18.9%	97,069	116,522	$19,453	20.0%
Sales outside United States	18,647	20,869	2,222	11.9%	20,869	25,126	4,257	20.4%
Total	$100,317	$117,938	$17,621	17.6%	$117,938	$141,648	$23,710	20.1%

During 2001, the 15.5% increase in erectile restoration sales was primarily due to a shift to our new InhibiZone antibiotic coated penile implant which was released in the U.S. during the second quarter of 2001. The 19.1% increase in male urinary control sales was due to a combination of unit increases, especially in the InVance male sling system, and price and unit increases on the AMS 800 Artificial

Urinary Sphincter. The 25.7% increase in sales of women's health products was primarily due to sales of SPARC, a suprapubic mid-urethral sling system which we released internationally in the second quarter of 2001 and in the U.S. in the third quarter of 2001. The 7.8% increase in other men's health sales was due to sales of Prostaject, an ethanol injection system for the treatment of BPH.

During 2002, approximately half of the 17.4% increase in erectile restoration sales was due to a continued shift to the InhibiZone antibiotic coated penile implant introduced in 2001 and price increases. We plan to release InhibiZone to international markets during the second quarter of 2003. The 14.7% increase in male urinary control sales was due to a combination of unit increases, especially in the InVance male sling system, and price increases on the AMS 800 Artificial Urinary Sphincter. The 48.5% increase in women's health sales is attributable to greater unit sales of SPARC. The 14.6% decrease in other men's health sales was due to lower unit sales partially offset by a price increase.

The following table compares the dollar and percentage change in the Statement of Operations between 2000 and 2001 and between 2001 and 2002.

(thousands)	2000	2001	Increase (Decrease)	%	2001	2002	Increase (Decrease)	%
Net sales	$100,317	$117,938	$17,621	17.6%	$117,938	$141,648	$23,710	20.1%
Operating expenses:								
Cost of sales	21,891	23,140	1,249	5.7%	23,140	24,605	1,465	6.3%
Marketing and sales	39,277	44,931	5,654	14.4%	44,931	50,152	5,221	11.6%
General and administrative	12,128	12,047	(81)	-0.7%	12,047	13,186	1,139	9.5%
Research and development	12,225	11,899	(326)	-2.7%	11,899	11,858	(41)	-0.3%
Transition and reorganization	1,000	1,000	-	0.0%	1,000	-	(1,000)	-100.0%
Amortization of intangibles	8,360	9,374	1,014	12.1%	9,374	3,775	(5,599)	-59.7%
Total operating expenses	94,881	102,391	7,510	7.9%	102,391	103,576	1,185	1.2%
Operating income	5,436	15,547	10,111	186.0%	15,547	38,072	22,525	144.9%
Royalty income	2,928	2,926	(2)	-0.1%	2,926	3,032	106	3.6%
Other income (expense)	-	(3,139)	(3,139)		(3,139)	1,140	4,279	
Interest income	427	881	454	106.3%	881	1,130	249	28.3%
Interest expense	(7,370)	(3,813)	(3,557)	-48.3%	(3,813)	(2,758)	(1,055)	-27.7%
Income before income taxes	1,421	12,402	10,981	772.8%	12,402	40,616	28,214	227.5%
Income tax expense	1,369	5,872	4,503	328.9%	5,872	15,730	9,858	167.9%
Net income	$52	$6,530	$6,478	12457.7%	$6,530	$24,886	$18,356	281.1%

The following table shows the Statement of Operations as a percentage of net sales for 2000, 2001, and 2002.

(thousands)	2000	2001	2002
Net sales	100.0%	100.0%	100.0%
Operating expenses:			
Cost of sales	21.8%	19.6%	17.4%
Marketing and sales	39.2%	38.1%	35.4%
General and administrative	12.1%	10.3%	9.3%
Research and development	12.2%	10.1%	8.4%
Transition and reorganization	1.0%	0.8%	0.0%
Amortization of intangibles	8.3%	7.9%	2.7%
Total operating expenses	94.6%	86.9%	73.1%
Operating income	5.4%	13.1%	26.9%
Royalty income	2.9%	2.5%	2.1%
Other income (expense)	0.0%	-2.6%	0.8%
Interest income	0.4%	0.7%	0.8%
Interest expense	-7.3%	-3.2%	-1.9%
Income before income taxes	1.4%	10.5%	28.7%
Income tax expense	1.4%	5.0%	11.1%
Net income	0.1%	5.5%	17.6%

Cost of sales. Recent cost of sales trends have benefited from greater spreading of fixed overhead costs over higher manufacturing volumes. During 2002, we noted a significant decrease in warranty claims. With further investigation, we concluded that this decrease is primarily the result of recent product improvements and customers preferring enhanced, newer generation products rather than a replacement of their original prosthesis. This change resulted in a $2.9 million reduction in the allowance for future warranty claims. This change in estimate was recorded as a reduction in cost of sales during 2002. Without this change in estimate, cost of sales during 2002 would have been $27.5 million, or 19.4% of sales. Operating income would have been $35.2 million, and net income would have been $23.1 million, or $.68 per diluted earnings per share. See Critical Accounting Policies and Estimates for further details.

Marketing and sales. Although decreasing as a percentage of sales, cost increases for 2001 and 2002 resulted from higher employee and commission expenses to support higher sales and new product rollout costs. A significant portion of this increase built international infrastructure leading to increased international sales in 2002. In the future, we expect marketing and selling costs to increase as sales increase, but decrease as a percentage of sales.

General and administrative. Cost increases in 2002 compared to 2001 were primarily due to professional fees and services, recruiting and relocation costs, and corporate insurance, partially offset by a $0.6 million savings due to the closing of our Israeli manufacturing facility during 2001. We expect spending in general and administrative to increase in 2003 compared to 2002 at a percentage less than our sales growth.

Research and development. Research and development includes costs to develop and improve current and possible future products and the costs for regulatory and clinical activities for these products. Cost increases during 2001 and 2002 in clinical studies and product development costs were more than offset by savings of $0.4 million and $0.7 million due to the closing of our Israeli R&D facility during 2001. We expect total spending in research and development to increase in 2003 compared to 2002 and, longer term, to be in the range of 8 to 10 percent of net sales. In addition, costs in this area could vary as a result of spending on purchased technologies as new opportunities are discovered.

Transition and reorganization. During 2000 and 2001, assessments were completed of management personnel needs and transition and reorganization costs of $1.0 million were recorded for employee termination costs.

Amortization of intangibles. The increase in amortization of intangibles in 2001 compared to 2000 is attributable to milestone payments and contingent purchase price payments following the Influence acquisition. Cost decreases in 2002 compared to 2001 are attributable to the Company's adoption on December 30, 2001, of SFAS No. 142, *Goodwill and Other Intangible Assets.* Under the provisions of SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized. For a fuller description of this change and its impact on financial results, see Notes to Consolidated Financial Statements.

Royalty income. We license our stent delivery technology for medical use outside of the urology field. All royalty income is from this license.

Other income (expense). Other expense in 2001 includes the receipt of a non-recurring payment of $0.4 million representing reimbursement to resolve a quality issue with a supplier netted against a $3.4 million write-off relating to an investment in Collagenesis Corporation and certain equipment related to the investment.

On January 1, 2002, we terminated the AMS Retirement Annuity. In conjunction with this termination, we made a settlement contribution to the pension trust of approximately $5.8 million and recorded as other income in 2002 a gain on pension plan termination of $0.7 million.

Substantially all of the remainder of other income and expense relates to exchange gains and losses resulting from the weakening and strengthening of foreign currencies, mainly the Euro, against the U.S. dollar and relate to translating foreign denominated inter-company receivables to current rates.

Interest income and interest expense. Interest income was higher in 2001 than in 2000 due to the investments of the proceeds of a follow-on public offering completed in July 2001. During 2002, interest income was higher as these proceeds were invested for the full year versus a partial year in 2001.

Interest expense was lower in 2001 than in 2000 as average borrowings under notes payable were approximately $37 million lower. Interest expense decreased further in 2002 as average borrowings again declined by approximately $5 million.

Income tax expense. As part of our adoption of Statements of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"*, we no longer record goodwill amortization that previously had been a permanent non-deductible expense. In 2000 and 2001, the total of this non-deductible amortization was approximately $1.1 million and $1.9 million. If the new rules that were adopted in 2002 were in place in 2001, the effective tax rate in 2001 would have been approximately 41%. Effective tax rate comparisons for 2000 are not meaningful as permanent non-deductible expenses were abnormally high in comparison to pretax income.

Net income. Increases in net income in 2001 and 2002 resulted from the increase in sales while maintaining control over operating costs, the change in accounting for amortization of goodwill, and the reduction in the allowance for future warranty claims, all of which are described above.

Liquidity and Capital Resources

Cash and cash equivalents plus investments in short-term and long-term marketable securities were $79.4 million as of December 28, 2002, compared to $56.6 million as of December 29, 2001. This increase is due to cash provided from operations plus cash flows from investing and financing activities.

Cash flows from operating activities. During 2000, net income plus the non-cash expenses of depreciation and amortization of intangibles totaled $12.1 million compared to $19.8 million in 2001 and $32.6 million in 2002. During 2000, accounts payable and accrued expenses decreased $4.8 million as accrued acquisition expenses, mostly relating to the Influence acquisition, and transition and reorganization expenses incurred in 1999, were paid. During 2001, we incurred a non-cash expense of

$0.7 million due to the acceleration of stock option vesting for a terminated employee and a non-cash expense of $3.4 million related to the write-off of an investment in Collagenesis. In addition, we built inventories by approximately $4.3 million to support new products. During 2002, we made a $5.8 million pension plan termination payment and realized a $2.9 million non-cash gain on the reduction in the allowance for warranty claims. Both of these items are reflected in a reduction of accrued expense.

Cash flows from investing activities. During 2000 and 2001, we made milestone and contingent purchase price payments relating to the Influence acquisition totaling $3.7 million and $11.5 million. During 2000, we paid the second $1.0 million installment related to a patent purchase and $1.6 million in up-front financing fees on our senior credit facility. During 2001 and 2002 we made investments of $1.5 million and $1.0 million in InjecTx . In 2001 we acquired worldwide distribution rights to distribute DermMatrix, a porcine dermis graft material used in sling and pelvic prolapse procedures, for an initial payment of $1.5 million and another $1.0 million in 2002. During 2001, we made a $3.0 million investment in Collagenesis Corporation.

Cash flows from financing activities. We have a senior credit facility, which consists of term debt and a $15 million revolving line of credit. The senior credit facility expires in March 2006. This facility is secured by substantially all of our assets, and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage. During 2000, 2001, and 2002, we made regular principal payments and prepayments of $61.5 million, $15.6 million, and $4.9 million. As of December 28, 2002, the outstanding principal balance under the senior credit facility was $24.0 million. As of December 28, 2002, we did not have an outstanding balance under the revolving line of credit and had $15 million of availability under the revolving line of credit. The following table sets forth the future payment obligations under the senior credit facility and operating leases:

	Payments Due By Period			
Contractual Obligations (amounts in thousands)	Total	Less Than One Year	One to Three Years	Four to Five Years
Long-term debt	$ 24,000	$ 6,000	$ 18,000	$ —
Capital lease obligations	—	—	—	—
Operating leases	1,533	636	548	349
Total contractual cash obligations	$ 25,533	$ 6,636	$ 18,548	$ 349

In 2000, we received $63.3 million in net proceeds from our initial public offering of common stock and the exercise of stock options. In 2001, we received $55.0 million in net proceeds from a follow-on public offering of common stock and the exercise of stock options.

Cash Commitments.

On December 30, 2002, two days after our fiscal year end, we completed the acquisition of Cryogen, Inc. Pursuant to the acquisition agreement, we paid former Cryogen shareholders cash proceeds of $40 million, net of certain transaction expenses and subject to certain adjustments. The initial payment made by us to former Cryogen shareholders, after payment of transaction expenses and all adjustments, was approximately $36.2 million. We deposited $3.0 million of this initial consideration in escrow to be held for eighteen months after closing of the merger to cover certain contingencies.

In addition to the initial consideration described above, Cryogen's former shareholders will receive an earnout payment equal to three times our net revenues from sales of Cryogen's products over a period of four consecutive Company fiscal quarters ending three years after closing, less $40 million. If our net product revenues attributable to sales of Cryogen's products during any such four-quarter period do not exceed $13.3 million, no earnout payment will be made. The maximum amount of the earnout payment is $110 million. The earnout payment, if any, will be distributed to former Cryogen shareholders subject to certain rights of set-off.

We believe that funds generated from operations, together with our balances in cash and cash equivalents and funds available under our senior credit facility, will be sufficient to finance current operations and planned capital expenditure requirements for at least the next 12 months.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Hedging and Currency Fluctuations

We have not purchased options or entered into forward or futures contracts, except as required by our senior credit facility. As of December 28, 2002, all of our derivatives, designated as cash flow hedges, are interest rate swaps. We hedged a portion of our original $65.0 million variable rate term note, as required by our senior credit facility, by entering into an interest rate swap agreement in which we agree to exchange, at specified intervals, the calculated difference between the fixed interest rate of the swap and the variable interest rate on a portion of our debt. This interest rate swap agreement expires June 30, 2003. We expect that pre-tax losses totaling approximately $0.9 million, which are recorded in other comprehensive income (loss) at December 28, 2002 and represent the difference between the fixed rate of the swap agreement and variable interest of the term note, will be recognized within the next twelve months as part of interest expense. At December 28, 2002, the fair value of the interest rate swap, based upon quoted market prices for contracts with similar maturities, was approximately $0.9 million. The pay rate of the interest rate swap is 10.065% and the predicted future receive rate on our senior credit facility is approximately 3.41%.

Our operations outside of the United States are maintained in their local currency, except for our Israeli subsidiary, where the U.S. dollar serves as the functional currency. All assets and liabilities of our international subsidiaries are translated to U.S. dollars at year-end exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions are included in other income (expense) and were not material in any period.

Inflation

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

ITEM 8. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements and the report of our independent certified public accountants are included in this Annual Report on Form 10-K beginning on page F-1. The index to this report and the financial statements is included in Item 14 (a) (1) below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

A. Directors of the Registrant.

The information in the "Election of Directors-Information About Nominees and Other Directors" and "Election of Directors-Additional Information About the Board of Directors" sections of our 2003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

B. Executive Officers of the Registrant.

Information about our executive officers is included in this Annual Report on Form 10-K under Item 4A, "Executive Officers of the Registrant."

C. Compliance with Section 16(a) of the Exchange Act.

The information in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of our 2003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

D. Audit Committee Financial Expert

The information in the "Election of Directors-Additional Information About the Board of Directors" section of our 22003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information in the "Election of Directors-Director Compensation," "Election of Directors—Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation," and "Compensation and Other Benefits" sections of our 2003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information in the "Compensation and Other Benefits--Securities Authorized for Issuance Under Equity Compensation Plans" and "Principal Stockholders and Beneficial Ownership of Management" sections of our 2003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information in the "Certain Transactions" section of our 2003 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

(a) **Evaluation of Disclosure Controls and Procedures.**

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report on Form 10-K, have concluded that, as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b) Changes in Internal Controls.

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) 1. Financial Statements:

Our following Consolidated Financial Statements and the Independent Auditors' Report thereon are included herein (page numbers refer to pages in this Annual Report on Form 10-K):

Report of Independent Auditors .... Page F-1

Consolidated Balance Sheets as of December 29, 2001 and December 28, 2002 .... Page F-2

Consolidated Statements of Operations for the years ended December 31, 2000, December 29, 2001, and December 28, 2002 .... Page F-3

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2000, December 29, 2001, and December 28, 2002 .... Pages F-4 and F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2000, December 29, 2001, and December 28, 2002 .... Page F-6

Notes to Consolidated Financial Statements for the years ended December 31, 2000, December 29, 2001, and December 28, 2002 .... Pages F-7 through F-22

2. Financial Statement Schedules:

American Medical Systems Holdings, Inc.
Schedule II - Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions - Charged to Costs and Expenses	Additions - Charged to Other Accounts - Describe	Deductions - Describe	Balance at End of Period
Column A	Column B	Column C		Column D	Column E
Valuation Accounts:					
Year ended December 28, 2002					
Deducted from asset accounts					
Allowance for doubtful accounts	$802	$580		$426 (1)	$956
Allowance for obsolete inventories	$2,699	$1,659		$1,610 (2)	$2,748
Year ended December 29, 2001					
Deducted from asset accounts					
Allowance for doubtful accounts	$696	$580		$474 (1)	$802
Allowance for obsolete inventories	$3,140	$310		$751 (2)	$2,699
Year ended December 31, 2000					
Deducted from asset accounts					
Allowance for doubtful accounts	$404	$953		$661 (1)	$696
Allowance for obsolete inventories	$2,193	$1,761		$814 (2)	$3,140
Qualifying Accounts:					
Year ended December 28, 2002					
Product liability allowance	$1,498	$360		$720 (3)	$1,138
Product warranty allowance	$7,587	($2,913) (5)		$148 (4)	$4,526
Year ended December 29, 2001					
Product liability allowance	$1,211	$300		$13 (3)	$1,498
Product warranty allowance	$7,548	$516		$477 (4)	$7,587
Year ended December 31, 2000					
Product liability allowance	$1,043	$571		$403 (3)	$1,211
Product warranty allowance	$7,385	$1,234		$1,071 (4)	$7,548

(1) Uncollectible accounts written off, net of recoveries.

(2) Obsolete inventory disposals.

(3) Product liability claims.

(4) Product warranty claims.

(5) Reduction of warranty allowance recorded as a reduction in cost of sales.

3. **Exhibits:**

The exhibits to this Annual Report on Form 10-K are listed in the Exhibit Index attached hereto. A copy of any of the exhibits listed in the Exhibit Index will be sent at a reasonable cost to any stockholder as of March 20, 2003, upon receipt from any such person of a written request for any such exhibit. Requests should be sent to the attention of M. James Call at American Medical Systems, 10700 Bren Road West, Minnetonka, MN 55343.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K under Item 14(c):

1. Employment Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.

2. Amendment to the Employment Agreement, dated April 17, 2000, between Douglas Kohrs and American Medical Systems, Inc.

3. Second Amendment to Employment Agreement, dated January 1, 2002, between Douglas Kohrs and American Medical Systems, Inc.

4. Stock Option Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.

5. Separation Agreement, dated September 27, 2001, between Gregory J. Melsen and American Medical Systems, Inc.

6. Employment Agreement, dated July 30, 2001, between M. James Call and American Medical Systems, Inc.

7. Consulting Agreement, dated September 1, 1999, between Medical Genesis and American Medical Systems, Inc.

8. Employment Agreement, dated January 1, 2003, between Ross Longhini and American Medical Systems, Inc.

9. 2000 Equity Incentive Plan, as amended.

10. Form of Incentive Stock Option Agreement.

11. Form of Non-Qualified Stock Option Agreement.

12. Employee Stock Purchase Plan.

13. 2002 Management Incentive Plan.

(b) **Reports on Form 8-K:**

On December 17, 2002, we filed a Current Report on Form 8-K reporting that we had entered into an Agreement and Plan of Merger by and among American Medical Systems, Inc., Snowball Acquisition Corp., Cryogen, Inc. and Robert Knarr, dated as of December 13, 2002. We did not file any financial statements with this Form 8-K.

On January 6, 2003, we filed a Current Report on Form 8-K reporting that we had completed our acquisition of CryoGen, Inc.

On March 17, 2003, we filed a Current Report on Form 8-K with the pro forma financial statements relating to our acquisition of Cryogen, Inc.

FINANCIAL STATEMENTS AND NOTES THERETO

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
American Medical Systems Holdings, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Systems Holdings, Inc. as of December 29, 2001 and December 28, 2002, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Systems Holdings, Inc. as of December 29, 2001 and December 28, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142 effective December 30, 2001.

Ernst & Young LLP

Minneapolis, Minnesota
January 28, 2003

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

Assets	**December 29, 2001**	**December 28, 2002**
Current assets:		
Cash and cash equivalents	$28,755	$79,429
Short term investments	9,013	-
Accounts receivable, net	25,306	27,208
Inventories	13,991	13,475
Deferred taxes	7,471	3,542
Other current assets	1,552	2,155
Total current assets	86,088	125,809
Property, plant and equipment, net	23,604	21,328
Goodwill, net	80,607	80,607
Intangibles, net	18,876	15,691
Deferred income taxes	3,180	3,068
Investments	18,783	-
Investments in technology and other assets	4,013	5,142
Total assets	$235,151	$251,645
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$2,678	$3,000
Accrued compensation expenses	15,656	10,246
Accrued warranty expense	7,587	4,526
Other accrued expenses	4,350	4,751
Current portion of notes payable	4,909	6,000
Total current liabilities	35,180	28,523
Long-term notes payable	24,000	18,000
Other long-term liabilities	1,884	860
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 95,000,000 shares; issued and outstanding 29,587,378 voting shares and 2,372,941 non-voting shares for December 29, 2001; 32,156,873 voting and 341,700 non-voting shares for December 28, 2002	320	325
Additional paid-in capital	194,630	197,991
Deferred compensation	(448)	(198)
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(1,646)	(678)
Derivative financial instruments	(1,164)	(459)
Retained earnings (accumulated deficit)	(17,605)	7,281
Total stockholders' equity	174,087	204,262
Total liabilities and stockholders' equity	$235,151	$251,645

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the years ended		
	December 31, 2000	December 29, 2001	December 28, 2002
Net sales	$100,317	$117,938	$141,648
Operating expenses:			
Cost of sales	21,891	23,140	24,605
Marketing and sales	39,277	44,931	50,152
General and administrative	12,128	12,047	13,186
Research and development	12,225	11,899	11,858
Transition and reorganization	1,000	1,000	-
Amortization of intangibles	8,360	9,374	3,775
Total operating expenses	94,881	102,391	103,576
Operating income	5,436	15,547	38,072
Royalty income	2,928	2,926	3,032
Other income (expense)	-	(3,139)	1,140
Interest income	427	881	1,130
Interest expense	(7,370)	(3,813)	(2,758)
Income before income taxes	1,421	12,402	40,616
Income tax expense	1,369	5,872	15,730
Net income	$52	$6,530	$24,886
Earnings per share:			
Basic	$0.00	$0.22	$0.77
Diluted	$0.00	$0.20	$0.73
Weighted average common shares:			
Basic	10,478	29,792	32,232
Diluted	12,809	32,068	34,176

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Deferred Compensation	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value					
Balances at December 31, 1999	-	$0	$0	($20,843)	$0	($993)	($21,836)
Comprehensive loss							
Net income	-	-	-	52	-	-	52
Cumulative translation adjustment	-	-	-	-	-	(80)	(80)
Total comprehensive loss							(28)
Accretion of cumulative preferred stock dividends	-	-	-	(3,344)	-	-	(3,344)
Conversion of preferred stock to common stock	21,269	213	70,644	-	-	-	70,857
Issuance of common stock, net of offering expenses	6,250	63	62,871	-	-	-	62,934
Issuance of common stock pursuant to stock options exercised	246	2	407	-	-	-	409
Income tax benefit related to stock option plans	-	-	96	-	-	-	96
Issuance of compensatory stock options	-	-	1,431	-	(1,431)	-	-
Amortization of deferred compensation	-	-	-	-	435	-	435
Balances at December 31, 2000	27,765	278	135,449	(24,135)	(996)	(1,073)	109,523
Comprehensive income							
Net income	-	-	-	6,530	-	-	6,530
Cumulative effect of change in accounting principle for derivative and hedging activities (SFAS 133), net of tax	-	-	-	-	-	(712)	(712)
Net loss on derivative financial instruments, net of tax	-	-	-	-	-	(928)	(928)
Amounts reclassified to interest expense during the period from derivative and hedging activities, net of tax	-	-	-	-	-	476	476
Cumulative translation adjustment	-	-	-	-	-	(573)	(573)
Total comprehensive income							4,793
Issuance of common stock pursuant to stock options exercised	425	4	735	-	-	-	739
Issuance of common stock pursuant to ESPP	55	1	498	-	-	-	499
Issuance of common stock pursuant to secondary offering	3,500	35	53,786				53,821
Issuance of common stock pursuant to direct grants	1	-	27				27
Issuance of common stock pursuant to purchase of minority interest in consolidated subsidiary	214	2	3,231				3,233
Acceleration of stock option vesting recorded as compensation costs			747				747
Compensation costs related to issuance of non-qualified stock options	-	-	19				19
Income tax benefit related to stock option plans	-	-	240	-	-	-	240
Amortization of deferred compensation	-	-	-	-	446	-	446
Deferred compensation forfeitures	-	-	(102)	-	102	-	-
Balances at December 29, 2001	31,960	$320	$194,630	($17,605)	($448)	($2,810)	$174,087

	Common Stock		Additional Paid-In	Accumulated Earnings	Deferred Compen-	Accumulated Other Compre-hensive	
	Shares	Par Value	Capital	(Deficit)	sation	Loss	Total
Comprehensive income							
Net income	-	-	-	24,886	-	-	24,886
Net loss on derivative financial instruments, net of tax	-	-	-	-	-	(271)	(271)
Amounts reclassified to interest expense during the period from derivative and hedging activities, net of tax	-	-	-	-	-	973	973
Cumulative translation adjustment	-	-	-	-	-	971	971
Total comprehensive income							26,559
Issuance of common stock pursuant to stock options exercised	495	5	1,653	-	-	-	1,658
Issuance of common stock pursuant to ESPP	42	-	693	-	-	-	693
Issuance of common stock pursuant to direct grants	2	-	20	-	-	-	20
Compensation costs related to issuance of non-qualified stock options	-	-	26	-	-	-	26
Income tax benefit related to stock option plans	-	-	1,043	-	-	-	1,043
Amortization of deferred compensation	-	-	-	-	176	-	176
Deferred compensation forfeitures	-	-	(74)	-	74	-	-
Balances at December 28, 2002	32,499	$325	$197,991	$7,281	($198)	($1,137)	$204,262

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	For the years ended		
	December 31, 2000	December 29, 2001	December 28, 2002
Cash flows from operating activities:			
Net income	$52	$6,530	$24,886
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,723	3,867	3,971
Amortization of intangibles	8,360	9,374	3,775
Deferred financing costs	215	270	420
Noncash deferred compensation	435	446	176
Noncash transition and reorganization	-	747	-
Noncash impairment of investment in technology	-	3,000	-
Noncash stock-based compensation	-	45	46
Income tax benefit related to stock option plan	96	240	1,043
Change in net deferred taxes	1,093	3,876	3,652
Changes in operating assets and liabilities:			
Accounts receivable	(3,242)	(2,418)	(1,215)
Inventories	1,290	(4,360)	673
Accounts payable and accrued expenses	(4,809)	3,898	(7,857)
Other assets	94	(257)	(732)
Net cash provided by operating activities	7,307	25,258	28,838
Cash flows from investing activities:			
Purchase of property, plant and equipment	(1,675)	(2,698)	(1,695)
Purchase of business	(3,744)	(11,499)	-
Purchase of investments in technology	-	(4,500)	(1,000)
Purchase of short and long-term investments	-	(27,796)	(9,446)
Sale of short and long-term investments	-	-	37,242
Purchase of other intangibles	(2,611)	(1,500)	(1,010)
Net cash (used in) provided by investing activities	(8,030)	(47,993)	24,091
Cash flows from financing activities:			
Issuance of common stock	63,343	55,059	2,351
Borrowings on long-term debt	4,700	-	-
Payments on long-term debt	(61,508)	(15,583)	(4,909)
Net cash provided by (used in) financing activities	6,535	39,476	(2,558)
Effect of exchange rates	(587)	(151)	303
Net increase in cash and cash equivalents	5,225	16,590	50,674
Cash and cash equivalents at beginning of year	6,940	12,165	28,755
Cash and cash equivalents at end of year	$12,165	$28,755	$79,429
Supplemental disclosure:			
Cash paid for interest	$7,542	$3,403	$2,447
Cash paid for taxes	$56	$2,084	$10,308

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Significant Accounting Policies

Business Description

American Medical Systems Holdings, Inc. (the Company) manufactures and markets a broad and well-established line of proprietary surgical products directly to urologists and gynecologists. The Company principally focuses on four major urological and gynecological disorders: male incontinence, female incontinence, erectile dysfunction, and prostate disease.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Systems Holdings, Inc. and its subsidiaries after elimination of all significant intercompany transactions and accounts.

Accounting periods

Effective January 1, 2001, the Company changed its fiscal year end from a calendar year ending on December 31 to a 52 or 53-week fiscal year ending on the Saturday nearest December 31. Accordingly, fiscal years 2000, 2001, and 2002 ended on December 31, 2000, December 29, 2001, and December 28, 2002, and are identified herein as 2000, 2001, and 2002.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalent balances are concentrated primarily with one investment manager and the majority is invested in daily money market funds.

Short and Long-Term Investments

The Company considered investments with an original maturity longer than three months but less than one year short-term investments. Investments with an original maturity longer than one year were classified as long-term investments. The Company's investments are concentrated primarily with one investment manager and were invested in asset backed securities, commercial paper, corporate bonds, and government securities. Investments were classified as available for sale and were carried at cost, which approximated market.

Concentration of Risks

The Company's accounts receivable are primarily due from hospitals and independent foreign distributors located mainly in the United States and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the United States are somewhat mitigated by a large number of geographically dispersed customers. The Company does not presently anticipate credit risk associated with foreign trade receivables, although collection could be impacted by the underlying economies of the respective countries.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment, and computer software, are carried at cost less accumulated depreciation. Depreciation and amortization are generally recorded using the straight-line method over the following estimated useful asset lives:

Building	20 years
Machinery and equipment	8-12 years
Furniture, fixtures and other	3-12 years
Software	3-5 years

Maintenance, repairs and minor improvements are charged to expense as incurred. Significant improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of net assets of acquired businesses. With the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* on December 30, 2001, the first day of fiscal 2002, the Company no longer amortizes goodwill, but instead is required to test for impairment at least annually. See Note 5 for the pro forma effects of adopting this standard.

Other intangible assets include patents, non-compete agreements, tradenames, and developed research and development technologies; and are amortized using the straight-line method over their respective estimated useful lives. SFAS No. 142 requires that intangible assets with definite useful lives be reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets*.

Long-Lived Assets

The Company follows SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Revenue Recognition

A significant portion of Company revenue is generated from inventory temporarily loaned to customers or from consigned inventory maintained at hospitals or with field representatives. In these situations, revenue is recognized at the time that the product has been implanted or used. In all other instances, revenue is recognized at the time product is shipped, net of allowances for estimated returns.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations during the years ended 2000, 2001, and 2002 were $2.6 million, $2.1 million, and $2.5 million.

Product Warranty Costs

The Company provides a warranty on its products and accrues estimated future warranty costs based on its history of actual warranty costs incurred. Warranty costs are included as part of cost of sales.

Software Development Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use in accordance with AICPA Statement of Position 98-1, *Accounting For Computer Software Developed For Or Obtained For Internal Use.*

Income Taxes

The Company accounts for income taxes using the liability method. With this method, deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect in the years in which the differences are expected to reverse.

Foreign Currency Translation

The financial statement amounts attributed to operations outside the United States are maintained in their local currency. All assets and liabilities of the Company's international subsidiaries are translated to United States dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive loss in stockholders' equity. Gains and losses on foreign currency transactions are included in other income (loss) and were not material during the periods presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable, obsolete inventories, and product warranty; the extent of the contingency for product liability claims; and the need for a valuation allowance on deferred tax assets. The Company is subject to risks and uncertainties, such as changes in the health care environment, competition, and legislation that may cause actual results to differ from estimated results.

Stock Based Compensation

At December 28, 2002, the Company has one stock-based employee compensation plan, which is described more fully in Note 8. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. The exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant for all options granted, and thus, under APB 25, no compensation expense is recognized. However, during 2000, the Company recognized deferred compensation of $1.4 million, reflecting the excess of the fair value of the underlying stock on the date of grant over the exercise price. The deferred compensation is being amortized over vesting periods of two to four years.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

(in thousands, except per share data)	2000	2001	2002
Net income, as reported	$52	$6,530	$24,886
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	435	446	176
Subtract: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(348)	(1,860)	(3,389)
Pro forma net income	$139	$5,116	$21,673
Earnings per share:			
Basic - as reported	$0.00	$0.22	$0.77
Basic - pro forma	$0.01	$0.17	$0.67
Diluted - as reported	$0.00	$0.20	$0.73
Diluted - pro forma	$0.02	$0.18	$0.65

Earnings per Share

The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalents for the years ended 2000, 2001, and 2002.

(In thousands, except per share data)	2000	2001	2002
Earnings	$ 52	$ 6,530	$24,886
Weighted-average shares outstanding for basic earnings per share	10,478	29,792	32,232
Dilutive effect of stock options	2,331	2,276	1,944
Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	12,809	32,068	34,176
Basic earnings per share	$ 0.00	$ 0.22	$ 0.77
Diluted earnings per share	$ 0.00	$ 0.20	$ 0.73

Reclassification

Certain 2000 and 2001 amounts have been reclassified to conform to the 2002 presentation.

2. Acquisitions

Influence

On December 16, 1999, the Company acquired Influence Inc., a supplier of bone anchors and sling products used in the treatment of female incontinence. During 2000 and 2001, the Company made contingent purchase price and milestone payments totaling $15.7 million that have been recorded as goodwill. In September 2001, the Company acquired the minority interest relating to the original acquisition of Influence, Inc., and in December 2001 made the final milestone payment relating to this minority interest, by issuing 214,436 shares of common stock valued at $3.2 million. The issuance of this common stock has been recorded as goodwill. The Company has made all contingent purchase price and milestone payments required under the acquisition agreement.

Investments in Technology

On October 4, 1999, the Company signed an exclusive, long-term agreement with InjecTx to distribute its injection system worldwide. The Company made an initial $2.0 million equity investment in InjectTx in October 1999 and additional equity investments of $1.5 million in March 2001 and $1.0 million in May 2002. The Company currently owns 19% of the capital stock of InjecTx. This investment will continue to be accounted for on a cost basis.

On January 5, 2001, the Company made a $3.0 million equity investment in Collagenesis Corporation. At the time of the investment, Collagenesis was working with its existing debt holders to exchange its outstanding debt into equity and raise additional capital. Pursuant to the terms of the agreement with Collagenesis, the Company converted its equity position into a $3.0 million 10% Senior Subordinated Convertible Voting Promissory Note in April 2001. In December 2001, Collagenesis declared bankruptcy and during 2002 was liquidated with the Company receiving no proceeds from the liquidation of the Collagenesis assets. During the year ended 2001, the investment in Collagenesis was written off and charged to other expense.

3. Transition and Reorganization Expense

In the second quarter of 2000, the Company completed an assessment of senior management personnel needs. As a result of this review, the Company incurred $1.0 million of transition and reorganization expenses for the year ended December 31, 2000, primarily related to employee termination benefits. Seven employees were terminated as a result of this reorganization. In the third quarter of 2001, the Company completed another assessment of senior management personnel needs. As a result of this review, the Company recorded $1.0 million of transition and reorganization expenses for the year ended December 29, 2001. Four employees resigned or were terminated as a result of this reorganization. All benefits under Company transition and reorganization plans have been paid as of December 28, 2002.

Below is a summary of transition and reorganization expenditures:

(thousands)	Severance	Acceleration Stock Option Vesting	Other	Total
Balance at December 31, 1999	$878	$0	$51	$929
Accrued	1,000	-	-	1000
Paid	(1,213)	-	(51)	(1,264)
Balance at December 31, 2000	665	-	-	665
Accrued	222	747	31	1,000
Paid	(695)	(747)	(31)	(1,473)
Balance at December 29, 2001	192	-	-	192
Accrued	-	-	-	-
Paid	(192)	-	-	(192)
Balance at December 28, 2002	-	-	-	-

4. Balance Sheet Information

The following provides additional information concerning selected balance sheet accounts (in thousands):

	2001	2002
Accounts receivable, net:		
Trade accounts receivable	$ 24,926	$ 25,973
Other receivables	1,182	2,191
Allowance for doubtful accounts	(802)	(956)
	$ 25,306	$ 27,208
Inventories:		
Raw materials	$ 3,366	$ 4,147
Work-in-progress	2,210	1,938
Finished goods	11,114	10,138
Obsolescence allowance	(2,699)	(2,748)
	$ 13,991	$ 13,475
Property, plant and equipment, net:		
Land and building	$ 13,664	$ 13,915
Machinery and equipment	12,567	13,071
Furniture, fixtures and other	2,764	2,812
Software	5,872	5,987
	34,867	35,785
Accumulated depreciation	(11,263)	(14,457)
	$ 23,604	$ 21,328

5. Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but tested for impairment annually, or whenever there is an impairment indicator. In addition, upon adoption of SFAS No. 142, all goodwill is assigned to reporting units for purposes of impairment testing. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives.

The Company adopted SFAS No. 142 on December 30, 2001, the first day of fiscal 2002. SFAS No. 142 requires goodwill and intangible assets with indefinite lives be tested for impairment at a reporting unit level at adoption and at least once annually. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill, is less than its carrying amount. In accordance with SFAS 142, the Company completed the required impairment tests of goodwill and intangible assets with indefinite lives and determined the fair value to be in excess of the carrying value of these assets, and therefore there was no indication of impairment.

The following table presents a reconciliation of net income and earnings per share adjusted for the exclusion of goodwill amortization, net of income taxes:

(In thousands, except per share data)	2000	2001	2002
Net income	$52	$6,530	$24,886
Add goodwill amortization, net of taxes	2,904	4,218	-
Adjusted net income	$2,956	$10,748	$24,886
Adjusted diluted earnings per share	$0.23	$0.34	$0.73

The changes in carrying amount of goodwill for the years ended 2001 and 2002 are as follows:

(in thousands)	2001	2002
Balance, beginning of year	$75,708	$80,607
Additions	10,457	-
Amortization	(5,558)	-
Balance, end of year	$80,607	$80,607

Additions to goodwill in 2001 were contingent purchase price and milestone payments related to the Influence acquisition.

The following provides additional information concerning goodwill and intangible assets:

(in thousands)	2001	2002
Goodwill		
Goodwill	$94,553	$94,553
Accumulated amortization	(13,946)	(13,946)
	$80,607	$80,607
Intangible assets		
Indefinite-lived assets		
Trademarks	$2,233	$2,233
Definite-lived assets		
Developed technologies	12,073	12,073
Patents	9,683	9,693
Licenses	1,762	2,762
Non-compete agreements	1,111	1,111
Deferred financing costs	1,611	1,611
	28,473	29,483
Accumulated amortization	(9,597)	(13,792)
	$18,876	$15,691

Under the provisions of SFAS No. 142, trademarks have been classified as an indefinite-lived asset, and accordingly, are no longer being amortized. Definite-lived intangibles are being amortized over periods ranging from two to ten years.

6. Long-Term Debt

Senior Credit Facility

In April 2000, the Company established a new credit facility, consisting of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. Subsequent to December 31, 2000, the guarantee on the revolving line of credit was removed. During 2000, the Company used proceeds from its initial public offering to pay $35.0 million outstanding under the guaranteed note, approximately $6.0 million under its then guaranteed revolving line of credit, and a $15.0 million prepayment under the $65.0 million term note. In addition, during 2000, the Company has made quarterly principal payments aggregating $5.5 million under the $65.0 million term note. During 2001, the Company prepaid another $11.5 million under the $65.0 million term note and a total of $4.1 million in quarterly principal payments. During 2002, the Company made total quarterly principal payments of $4.9 million. The term note now requires quarterly principal payments of $1.3 million through March 2003, $1.6 million from June 2003 through March 2004, and $1.8 million from June 2004 through March 2006.

The Company has an interest swap agreement covering the term note, establishing a fixed rate of 10.065% on this portion of the debt. The term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus 0.5% or the Prime Rate) plus from 1% to 2% for Base Rate loans, or LIBOR plus 2% to 3% for Eurodollar loans. On December 28, 2002, the Base Rate was 5.25% and LIBOR was 1.41%. Through December 28, 2002, the Company has only requested Eurodollar loans.

The debt carrying value of the $24.0 million outstanding at December 28, 2002, approximates fair value estimated using the Company's incremental borrowing rate for similar liabilities. The senior credit facility is secured by substantially all of the Company's assets. The Company is subject to, and is in compliance with, certain covenants including ratios related to fixed charge coverage and leverage. The Company is prohibited from paying dividends under its senior credit facility without the lenders' consent.

Derivatives and Hedging

The Company adopted Statement of Financial Accounting Standards No. 133, as amended by SFAS No. 138, *Accounting for Derivative Instruments and Hedging Activities*, on January 1, 2001. SFAS 133 requires that all derivatives be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss) ("OCI") depending on the type of hedging instrument and the effectiveness of those hedges. In accordance with the transition provisions of SFAS 133, the Company recorded a cumulative loss adjustment to OCI of $0.7 million, after taxes, to recognize the fair value of its derivatives as of the date of adoption.

All of the derivatives used by the Company were designated as cash flow hedges at the time of adoption of SFAS 133. The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of OCI in stockholders' equity and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the derivative instrument, if any, is reported as part of other expense and was immaterial in 2001 and 2002. All derivatives are adjusted to their fair market values at the end of each quarter. Unrealized net gains and losses for cash flow hedges, net of any amounts reported as part of interest expense, are recorded in OCI. The Company's credit risk related to derivatives is considered low because they are entered into with only strong creditworthy counterparties.

As of December 28, 2002, all of the Company's derivatives, designated as hedges, are interest rate swaps. They do not qualify for evaluation using the short cut method for assessing effectiveness as all critical terms of the swap did not match those of the variable rate note. As such, there is an assumption of ineffectiveness. The Company hedged a portion of its original $65.0 million variable rate term note, as required by its senior credit facility, by entering into an interest rate swap agreement in which the Company agreed to exchange, at specified intervals, the calculated difference between the fixed interest rate of the swap and the variable interest rate on a portion of its debt. This interest rate swap agreement expires June 30, 2003. The Company expects that pre-tax losses totaling approximately $0.9 million, which are recorded in OCI at December 28, 2002 and represent the difference between the fixed rate of the swap agreement and variable interest of the term note, will be recognized within the next twelve months as part of interest expense. At December 28, 2002, the fair value of the interest rate swap, based upon quoted market prices for contracts with similar maturities, was approximately $0.9 million. For 2002 unrealized net losses totaling $0.3 million after taxes were recorded in OCI. Pre-tax realized losses of $1.6 million were transferred to interest expense from OCI.

7. Investments

The Company's investments were classified as available-for-sale and were carried at cost, which approximated market. At December 29, 2001, the Company had investments in debt securities, classified as available-for-sale, with a fair market value and cost of $27.8 million.

The contractual maturities of these available-for-sales debt securities on December 29, 2001, were as follows:

	Years		
	Within 1	Over 1 to 5	Total
Asset-backed debt	$ 0	$ 13,615	$ 13,615
Commercial paper debt	993	—	993
Corporate debt	5,433	2,065	7,498
U.S. agency debt	2,587	3,103	5,690
Total investments	$ 9,013	$ 18,783	$ 27,796

8. Stockholders' Equity

Public Offerings

In August 2000, the Company completed an initial public offering of 6,250,000 shares of common stock at an offering price of $11.00 per share. The Company received proceeds of $62.9 million after deducting $5.8 million for underwriting and issuance costs. Net proceeds were used for the retirement of debt, working capital, and other general corporate purposes.

In July 2001, the Company completed a follow-on public offering of 3,500,000 shares of common stock at an offering price of $16.40 per share. The Company received proceeds of $53.8 million after deducting $3.7 million for underwriting and issuance costs. Net proceeds were used for the retirement of debt, working capital, and other general corporate purposes.

Preferred Stock

In conjunction with the Company's initial public offering of common stock, all outstanding shares of Preferred Stock and cumulative dividends were converted into shares of voting and non-voting common stock. Series A Preferred Stock and accumulated dividends totaling $32.5 million were converted into 242,895 shares of voting common stock and 2,712,945 shares of non-voting common stock. Series B Preferred Stock and accumulated dividends totaling $3.8 million were converted into 2,265,939 shares of voting common stock. Series C Preferred Stock and accumulated dividends totaling $18.9 million were converted into 11,355,297 shares of non-voting common stock. Series D Preferred Stock and accumulated dividends totaling $3.5 million were converted into 1,057,014 shares of voting common stock. Series E Preferred Stock and accumulated dividends totaling $12.1 million were converted into 3,634,959 shares of non-voting common stock. Subsequent to the Company's initial public offering, 15,330,260 shares of non-voting common stock have been converted into voting common stock. Since conversion, Series A through E of Preferred Stock have been cancelled and are not re-issuable.

Stock Incentive Plan

The Company's 2000 Equity Incentive Plan, as amended, provides for granting to eligible employees and certain other individuals nonqualified and incentive stock options. The Company has reserved 5,355,000 shares of common stock for issuance under the Plan at December 28, 2002. Twenty-five percent of the options granted under the Plan generally become exercisable on the first anniversary date of the grant and 6.25% at the end of each quarter thereafter.

The options typically expire, if not exercised, ten years after the date of grant. Options are granted at the fair market value on the date of the grant. Activity in the Plan was as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 1999	2,694,000	$ 1.67
Granted	878,150	7.76
Exercised	(245,779)	1.67
Cancelled or terminated	(180,301)	2.00
Balance at December 31, 2000	3,146,070	3.35
Granted	899,875	13.23
Exercised	(424,938)	1.74
Cancelled or terminated	(123,327)	4.78
Balance at December 29, 2001	3,497,680	6.03
Granted	680,555	20.45
Exercised	(495,126)	3.35
Cancelled or terminated	(267,989)	10.63
Balance at December 28, 2002	3,415,120	$ 8.93

Options to purchase 771,512 common shares are available for grant under the Plan at December 28, 2002. At the end of 2000, 2001, and 2002, 1,072,244, 1,376,780, and 1,831,121 shares were exercisable. Exercise prices and weighted-average remaining contractual life for options outstanding as of December 28, 2002 are summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/28/2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 1.67	1,586,639	6.3 years	$ 1.67	1,370,422	$ 1.67
$ 6.67 - $11.49	483,338	7.9 years	9.04	215,363	9.06
$ 12.56 - $17.00	825,693	8.6 years	15.04	245,336	14.53
$ 20.30 - $22.71	519,450	9.2 years	21.29	-	-
	3,415,120	7.5 years	$ 8.93	1,831,121	$ 4.26

Pro forma information regarding net income and income per share is required by Statement 123, and as amended by Statement 148, has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2000	2001	2002
Risk free interest rate	5.75%	4.25%	3.00%
Stock price volatility	.0001 - .8256	.4582	.6175
Expected dividend rate	0%	0%	0%
Weighted-average expected life of option	5 years	5 years	5 years

The weighted average fair value of options granted during 2000, 2001, and 2002 was $3.98, $6.03, and $9.66.

In management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options and have vesting restrictions, and because changes in the subjective input assumptions can materially affect the fair value estimates. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("ESPP") that allows employees to elect, at three-month intervals, to contribute up to 10 percent of their compensation, subject to certain limitations, to purchase shares of common stock at the lower of 85 percent of the fair market value on the first or last day of each quarter. A total of 300,000 common shares are reserved for issuance under the ESPP and through December 28, 2002, 96,720 shares have been issued.

9. Commitments and Contingent Liabilities

The Company is self-insured on product liability claims below $1 million for each occurrence and $3 million in the aggregate, and maintains product liability insurance above these limitations. Product liability events and claims prior to the September 1998 acquisition of the Company from Pfizer are the responsibility of Pfizer.

The Company is involved in a number of claims and lawsuits considered normal in its business, including product liability matters. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on its financial position at December 28, 2002, or, on the results of its operations and cash flows for the year then ended.

The Company has future minimal rental payments as of December 28, 2002, as follows: $636,000 for 2003, $331,000 for 2004, $217,000 for 2005, $183,000 for 2006, and $166,000 for 2007.

Rent expense was $1.5 million, $1.6 million, and $1.3 million for the years ended 2000, 2001, and 2002.

10. Industry Segment Information and Foreign Operations

Since its inception, the Company has operated in the single industry segment of developing, manufacturing, and marketing medical devices.

The Company distributes its products through its direct sales force and independent sales representatives in the United States, Canada, Australia, and most of Europe. Additionally, the Company distributes its products through foreign independent distributors, primarily in Europe and Asia, who then market the products directly to medical institutions. No customer or distributor accounted for 10 percent or more of the Company's net sales during 2000, 2001, and 2002. Foreign subsidiary sales are predominantly to customers in Western Europe, Australia, and Canada. Substantially all of the Company's foreign subsidiary assets are located in Western Europe, Australia, and Canada. At December 29, 2001 and December 28, 2002, consolidated accounts receivable included $5.8 million and $9.5 million due from customers located outside of the United States.

The following table presents net sales and long-lived assets by geographical territory. No individual foreign country's net sales or long-lived assets are material.

	Year Ended		
(in thousands)	2000	2001	2002
United States			
Net sales	$ 81,670	$ 97,069	$116,522
Long-lived assets	$110,522	$113,481	$110,121
Outside United States			
Net sales	$ 18,647	$ 20,869	$ 25,126
Long-lived assets	$ 14,076	$ 13,619	$ 12,647

11. Pension and Postretirement Benefits

Prior to 2002, the Company had pension plans covering most employees worldwide. For U.S. employees, the Company sponsored the AMS Retirement Annuity Plan. Plan benefits depended on years of service and employee final average earnings. Participants vested in their benefits after as few as five years of service.

On January 1, 2002, the Company terminated its AMS Retirement Annuity Plan which covered substantially all U.S. employees hired before January 1, 2000. Effective December 31, 2001, all benefits ceased accruing with respect to service and salary. Therefore, benefits were frozen as of that date. In conjunction with the termination, the Company contributed $5.8 million to the Plan and recorded a $0.7 million gain on pension plan termination as other income. Plan assets were distributed to participants during fiscal 2002.

The Company still sponsors a post-retirement plan in the United States, which provides medical and life insurance benefits to retirees and their eligible dependents. Employees are eligible if they meet age and service requirements and qualify for retirement benefits. The Company does not fund other post-retirement benefit plans, but contributes to the plans as benefits are paid.

The following tables present reconciliations of the benefit obligation of the plans, the plan assets of the pension plan and the funded status of the plans (in thousands):

	Pension		Other Benefits	
(in thousands)	2001	2002	2001	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$16,695	$19,367	$2,757	$1,726
Service cost	1,305	—	103	100
Interest cost	1,237	—	112	125
Actuarial (gains) or losses	433	6,882	(92)	149
Plan amendments	—	—	(1,106)	—
Benefit payments	(303)	—	(32)	(80)
Curtailments	—	(6,206)	—	—
Settlements	—	(20,043)	(16)	—
Benefit obligation at end of year	$19,367	$0	$1,726	$2,021
Change in plan assets:				
Fair value of plan assets at beginning of year	$13,034	$14,221	$0	$0
Actual return on plan assets	733	11	—	—
Employer contributions	757	5,811	—	—
Benefit payments	(303)	(20,043)	—	—
Fair value of plan assets at end of year	$14,221	$ 0	$ 0	$0
Funded status	$(5,146)	$ 0	$ (1,726)	$(2,021)
Prior service cost	—	—	(972)	(838)
Unrecognized net actuarial (gain)	(889)	—	(763)	(394)
Net amount of (accrued) benefit cost	$(6,035)	$0	$(3,461)	$(3,253)

The weighted-average assumptions used and the annual cost related to these plans consist of:

	Pension		Other Benefits	
	2001	2002	2001	2002
Discount rate	7.5%	N/A	7.5%	6.8%
Rate of future compensation increase	4.5%	N/A	4.5%	6.0%
Expected long-term return on plan assets	8.5%	N/A	0.0%	0.0%
Service cost	$1,305	$0	$103	$100
Interest cost	1,237	—	112	125
Amortization of net actuarial losses	(638)	—	(92)	149
Expected return on plan assets	(1,127)	—	—	—
Net periodic benefit costs	$777	$0	$123	$375

An average increase of 6.0 percent in the cost of covered health care benefits was assumed for 2003 and is projected to gradually decrease to 5.0% for 2004 and remain at that level thereafter. Since the employee subsidy cap is close to being reached, the health care cost trend rate sensitivity analysis is no longer applicable.

12. Savings and Investment Plan

The AMS Savings and Investment Plan allows employees in the United States to contribute a portion of their salaries to the plan. The Company matches a portion of these contributions. In addition, the Company makes additional contributions to the Plan based upon operating profit. The plan is intended to satisfy the requirements of Section 401(a)(27) of the Internal Revenue Code. Generally, all employees of the Company are eligible to participate in the plan. The Company made matching contributions of $0.9 million in 2000 and $1.1 million in 2001 and 2002. In addition, the Company made contributions based on operating profit of $1.1 million in 2002.

13. Income Taxes

Components of the Company's income before income taxes are as follows:

	Year Ended		
(in thousands)	2000	2001	2002
Domestic	$ 57	$11,915	$40,716
Foreign	1,364	487	(100)
Total	$1,421	$12,402	$40,616

Components of the Company's income tax expense are as follows:

	Year Ended		
(in thousands)	2000	2001	2002
Current			
Federal	$ 1,648	$ 4,431	$ 11,125
State	296	684	953
Foreign	518	185	—
Deferred	(1,093)	572	3,652
Total	$ 1,369	$ 5,872	$ 15,730

A reconciliation of income tax expense computed at the United States statutory rate to the effective income tax rate is as follows:

	Year Ended		
(in thousands)	2000	2001	2002
Statutory rate	$ 483	$ 4,217	$ 14,216
Meals & entertainment	165	142	162
Goodwill	385	639	—
Foreign	55	20	3
Other	86	262	106
State taxes	195	592	1,243
Total	$ 1,369	$ 5,872	$ 15,730

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 29, 2001 and December 28, 2002 are as follows (in thousands):

(in thousands)	2001	2002
Deferred tax assets:		
Intellectual property	$ 8,260	$ 7,665
Foreign NOL/credits	684	684
Pension liability	1,853	1,392
Accrued warranty expenses	2,883	1,720
Swap	716	327
UroSurge assets	483	728
Compensation accruals	582	866
Start up costs	126	50
Workforce and patents	618	721
Other, primarily certain reserves	1,798	397
Valuation allowance	(684)	(684)
Total deferred tax assets	17,319	13,866
Deferred tax liabilities:		
Acquired technology	3,220	2,554
Influence goodwill	2,002	2,002
Tax over book amortization	1,282	2,308
Other	164	392
Total deferred tax liabilities	6,668	7,256
Net deferred tax asset	$ 10,651	$ 6,610

On December 28, 2002, the Company has foreign tax loss carryforwards of approximately $1.8 million with no expiration. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, the Company has included a valuation allowance of $684,000, which, if subsequently recognized, will be allocated to goodwill. This amount represents the approximate amount by which the net operating losses are projected to exceed future income in that foreign jurisdiction. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the remaining recorded asset.

14. Subsequent Event

On December 30, 2002, the Company completed the acquisition of Cryogen, Inc., an emerging growth medical device company focused on the development and marketing of its patented cryoablation technology for gynecological and other applications. CryoGen received FDA approval for HerOption, a minimally invasive, closed cycle cryoablation device and supporting system that enables physicians to ablate (destroy) tissue at extremely low temperatures. Pursuant to the acquisition agreement, the Company paid former Cryogen shareholders cash proceeds of $40 million, net of certain transaction expenses and subject to certain adjustments. The initial payment made by the Company to former Cryogen shareholders, after payment of transaction expenses and all adjustments, was approximately $36.2 million. The Company deposited $3.0 million of this initial consideration in escrow to be held for eighteen months after closing of the merger to cover certain contingencies.

In addition to the initial consideration described above, Cryogen's former shareholders will receive an earnout payment equal to three times the Company's net revenues from sales of Cryogen's products over a period of four consecutive Company fiscal quarters ending three years after closing, less $40 million. If the Company's net product revenues attributable to sales of Cryogen's products during any such four-quarter period do not exceed $13.3 million, no earnout payment will be made. The maximum amount of the earnout payment is $110 million. The earnout payment, if any, will be distributed among Cryogen's shareholders subject to certain rights of set-off.

The Company has made a preliminary allocation of the December 30, 2002 estimated purchase price of Cryogen, Inc. as follows:

(amounts in thousands)	Amount
Goodwill	$35,698
Assets acquired, net of liabilities assumed	4,302
	$40,000

The purchase price allocation to the assets and liabilities assumed was based on a preliminary estimate to determine their respective values. The Company believes that the preliminary allocations set forth herein are reasonable, but are subject to revision upon completion of a planned independent valuation study.

14. Quarterly Financial Data (unaudited)

(thousands, except per share data)	2001				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$27,548	$28,438	$28,637	$33,315	$34,715	$36,330	$32,771	$37,832
Gross profit	22,151	22,651	23,199	26,797	27,583	29,210	26,538	33,712
Operating income	2,714	3,184	3,276	6,373	7,721	8,609	8,448	13.294
Net income	1,404	1,534	2,007	1,585	5,417	5,730	5,408	8,331
Net income per common share -								
Basic	$0.05	$0.05	$0.06	$0.05	$0.17	$0.18	$0.17	$0.25
Diluted	$0.05	$0.05	$0.06	$0.05	$0.16	$0.17	$0.16	$0.24

During the fourth quarter of 2002, the Company reduced the allowance for estimated warranty claims by $2.9 million. This adjustment was recorded as a reduction in cost of sales and an increase in gross profit and operating income.

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.

The Company's sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns. The Company believes the business is seasonal, with the third quarter of each year typically having the lowest sales and the fourth quarter of each typically having the highest sales. There can be no assurance that future seasonal fluctuations will not adversely affect the business and results of operations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2003

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By /s/ Douglas W. Kohrs
Douglas W. Kohrs
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 27, 2003 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Douglas W. Kohrs Douglas W. Kohrs	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ M. James Call M. James Call	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Richard B. Emmitt Richard B. Emmitt	Director
/s/ Christopher H. Porter Christopher H. Porter, Ph.D.	Director
/s/ David W. Stassen David W. Stassen	Director
/s/ Albert Jay Graf Albert Jay Graf	Director
/s/ Elizabeth H. Weatherman Elizabeth H. Weatherman	Director
/s/ Thomas E. Timbie Thomas E. Timbie	Director

CERTIFICATIONS

Certification by Chief Executive Officer

I, Douglas W. Kohrs, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Systems Holdings, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By: /s/ Douglas W. Kohrs
Name: Douglas W. Kohrs
Title: President and Chief Executive Officer

Certification by Chief Financial Officer

I, M. James Call, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Systems Holdings, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By: /s/ M. James Call
Name: M. James Call
Title: Executive Vice President,
Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
EXHIBIT INDEX TO ANNUAL REPORT
ON FORM 10-K
For the Year Ended December 28, 2002

Item No.	Item	Filing Method
3.1	Amended and Restated Certificate of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q for the Quarter Ended September 30, 2000 (File No. 30733).
3.2	Bylaws, as amended, of the Company	Incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q for the Quarter Ended September 29, 2001 (File No. 30733).
4.1	Registration Rights Agreement, dated June 30, 2000, among the investors listed on Schedule 1 to the Agreement and American Medical Systems Holdings, Inc...	Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
4.2	Certificate of Incorporation of the Company........	See Exhibit 3.1 above.
4.3	Bylaws of the Company......................................	See Exhibit 3.2 above.
10.1	Stockholders Agreement, dated April 17, 2000, among Warburg, Pincus Equity Partners, L.P., the then existing stockholders of American Medical Systems Holdings, Inc. and American Medical Systems Holdings, Inc.	Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.2	Employment Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.3	Amendment to the Employment Agreement, dated April 17, 2000, between Douglas Kohrs and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.4	Second Amendment to Employment Agreement, dated January 23, 2002, between Douglas Kohrs and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.4 of the Company's Form 10-K for the Fiscal Year Ended December 29, 2001 (File No. 000-30733).
10.5	Stock Option Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 (File No. 333-37488).

Item No.	Item	Filing Method
10.6	Separation Agreement, dated September 27, 2001, between Gregory J. Melsen and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.4 of the Company's Form 10-K for the Fiscal Year Ended December 29, 2001 (File No. 000-30733).
10.7	Employment Agreement, dated July 30, 2001, between M. James Call and American Medical Systems Inc.	Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the Fiscal Year Ended December 29, 2001 (File No. 000-30733).
10.8	Employment Agreement, dated January 1, 2003, between Ross Longhini and American Medical Systems, Inc.	Filed with this Annual Report on Form 10-K.
10.9	Consulting Agreement, dated September 1, 1999, between Medical Genesis and American Medical Systems, Inc.	Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.10	2000 Equity Incentive Plan, as amended.	Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the Fiscal Year Ended December 29, 2001 (File No. 000-30733).
10.11	Form of Incentive Stock Option Agreement.	Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.12	Form of Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.13	Employee Stock Purchase Plan.	Incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.14	2002 Management Incentive Plan.	Filed with this Annual Report on Form 10-K.
10.15	Lease, dated July 22, 2002, between Manufacturers Life Insurance Company (U.S.A.) and Cryogen, Inc.	Filed with this Annual Report on Form 10-K.
10.16	Credit Agreement, dated March 24, 2000, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager.	Incorporated by reference to Exhibit 10.22 of the Company's Registration Statement on Form S-1 (File No. 333-37488).

Item No.	Item	Filing Method
10.17	Security Agreement, dated March 24, 2000, among American Medical Systems Holdings, Inc., American Medical Systems, Inc., Influence, Inc. and Banc of America, N.A.	Incorporated by reference to Exhibit 10.23 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.18	Form of Revolving Note issued under Credit Agreement.	Incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.19	Form of Tranche A Term Note issued under Credit Agreement.	Incorporated by reference to Exhibit 10.25 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.20	Form of Tranche B Term Note issued under Credit Agreement.	Incorporated by reference to Exhibit 10.26 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.21	Parent Joinder Agreement, dated March 24, 2000, between American Medical Systems Holdings, Inc. and Bank of America, N.A.	Incorporated by reference to Exhibit 10.27 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.22	Pledge Agreement, dated March 24, 2000, among American Medical Systems Holdings, Inc., American Medical Systems, Inc., Influence, Inc. and Banc of America, N.A.	Incorporated by reference to Exhibit 10.28 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.23	Guaranty and Investment Agreement, dated March 24, 2000, among Warburg, Pincus Equity Partners, L.P., other affiliates of Warburg Pincus and Bank of America, N.A.	Incorporated by reference to Exhibit 10.29 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.24	Letter Agreement, dated March 24, 2000, among Warburg, Pincus Equity Partners, L.P., other affiliates of Warburg Pincus and Bank of America, N.A.	Incorporated by reference to Exhibit 10.30 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.25	Mortgage and Security Agreement and Fixture Financing Statement with Assignment of Leases and Rents, dated April 17, 2000, between American Medical Systems, Inc. and Bank of America, N.A.	Incorporated by reference to Exhibit 10.39 of the Company's Registration Statement on Form S-1 (File No. 333-37488).
10.26	First Amendment to Credit Agreement, dated January 3, 2001, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager..	Incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 000-30733).

Item No.	Item	Filing Method
10.27	Second Amendment and Release Agreement, dated February 20, 2001, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager..	Incorporated by reference to Exhibit 10.37 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 000-30733).
10.28	Third Amendment to Credit Agreement, dated December 27, 2002, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager...	Filed with this Annual Report on Form 10-K.
10.29	Agreement and Plan of Merger, dated as of December 13, 2002, by and among American Medical Systems, Inc., Snowball Acquisition Corp., Cryogen, Inc. and Robert Knarr................	Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on December 17, 2002 (File No. 000-30733).
10.30	First Amendment to Agreement and Plan of Merger, dated December 18, 2002, by and among American Medical Systems, Inc., Snowball Acquisition Corp., Cryogen, Inc. and Robert Knarr.	Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on January 6, 2003 (File No. 000-30733).
21.1	Subsidiaries of American Medical Systems Holdings, Inc.	Filed with this Annual Report on Form 10-K.
23.1	Consent of Ernst & Young LLP...........................	Filed with this Annual Report on Form 10-K.
99.1	Certification Pursuant to 18 USC Section 1350	Filed with this Annual Report on Form-10-K.

Executive Offices

American Medical Systems Holdings Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
Phone: 952-930-6000
Fax: 952-930-6211
www.AmericanMedicalSystems.com

Common Stock

The company's common stock trades on the Nasdaq National Market with the symbol AMMD.

Annual Meeting

The annual AMS shareholder's meeting will be held on Wednesday, May 7, 2003, at 4:00 p.m. at the company's executive offices.

Form 10-K

Copies of the company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be requested from Investor Relations at the corporate address, or Investor.Relations@AmericanMedicalSystems.com.

Independent Auditors

Ernst & Young LLP
Minneapolis, Minnesota 55402

Legal Counsel

Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota 55402

Transfer Agent and Registrar

Wells Fargo & Company
Shareholder Services
161 North Concord Exchange
St. Paul, Minnesota 55076

Statements about the company's market opportunities, future products, sales and financial results are forward-looking statements subject to risks and uncertainties such as the timing of new product introductions, competitor activities, changes in reimbursement rates, and other risks and uncertainties described in the company's Annual Report on Form 10-K for the year ended December 28, 2002. Actual results may differ materially from anticipated results.

For more information about the company's products, please contact your physician, call our patient liaison at 952-930-6261, or visit our website: www.AmericanMedicalSystems.com.



American Medical Systems